                                             As filed pursuant to Rule 424(b)(3)
                                             under the Securities Act of 1933
                                             Registration No. 333-66386



                       PROSPECTUS DATED OCTOBER 17, 2001


                               P R O S P E C T U S
                                14,288,977 Shares

                            ADVANCED BIOTHERAPY, INC.
                                  COMMON STOCK

                         ------------------------------

        This Prospectus relates to 14,288,977 shares (the "Shares") of common stock, par value $0.001 per share ("Common Stock"), of Advanced Biotherapy, Inc. The Shares may be offered by stockholders of the Company ("Selling Stockholders") as described herein. During the year 2000, the Company completed a private placement of 10% Convertible Subordinate Debt due September 30, 2004 ("Convertible Debt"). The Convertible Debt is convertible into shares of Company Common Stock at a conversion price of $0.25 per share. Interest upon the Convertible Debt is payable in cash, or in equivalent principal amount of Convertible Debt, at the option of the Company. The Company has elected to pay the entire amount of accrued and unpaid interest through June 30, 2001, in additional Convertible Debt. The amount of Shares to be registered consists of four components: (i) 6,550,145 Shares with respect to the currently outstanding principal amount of Convertible Debt; (ii) an additional 2,449,497 Shares reserved for issuance in connection with additional Convertible Debt which may be issued by the Company as interest payments (in lieu of cash); (iii) 604,200 Shares reserved for issuance in connection with additional Convertible Debt issuable upon the exercise of certain options granted by the Company; and (iv) 4,685,135 Shares issuable upon exercise of certain warrants granted by the Company.

        None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by us.

        Our Common Stock is traded on the OTC Bulletin Board under the symbol "ADVB." On September 19, 2001, the last closing price for the Common Stock as reported by the OTC Bulletin Board was $0.40 per share.

                         ------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is October 17, 2001


PLEASE READ THIS PROSPECTUS CAREFULLY. IT DESCRIBES ADVANCED BIOTHERAPY, INC., INCLUDING OUR FINANCIAL CONDITION AND BUSINESS. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON STOCK. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED.

------------------------------------------------------------- -------------
                      TABLE OF CONTENTS                           PAGE
------------------------------------------------------------- -------------
Prospectus Summary                                                  3
Risk Factors                                                        6
Forward Looking Statements                                         13
Use of Proceeds                                                    14
Selling Stockholders                                               14
Plan of Distribution                                               17
Legal Proceedings                                                  18
Directors, Executive Officers, Promoters
   and Control Person                                              18
Security Ownership of Certain Beneficial Owners
    and Management                                                 21
Description of Securities                                          24
Disclosure of Commission Position on
    Indemnification for Securities and Liabilities                 25
The Company                                                        26
   Business Objective                                              28
   Technical Background                                            28
   IFN-(Gamma) as a Therapeutic Target                             29
   Product Development Plan                                        30
   Clinical Studies/Rheumatoid Arthritis (RA)                      32
   Clinical Data/Multiple Sclerosis (MS)                           32
   Manufacturing                                                   33
   Government Regulation                                           33
   Federal Drug Administration Regulation                          34
   Competition                                                     36
   Product Liability Exposure                                      36
   Glossary of Terms                                               36
   Patent Status and Protection of Proprietary Technology          39

------------------------------------------------------------- -------------
                      TABLE OF CONTENTS                           PAGE
------------------------------------------------------------- -------------
   Dependence Upon Key Personnel                                     39
   Uncertainties Associated with Research and
   Development Activities                                            39
   Marketing                                                         40
   Executive Offices                                                 40
Management Discussion and Analysis                                   40
Description of Property                                              42
Changes in and Disagreements with Accountants
    on Accounting and Financial Disclosure                           43
Certain Relationships and Related Transactions                       43
Market for Registrant's Common Stock and Related
    Stockholder Matters                                              43
Executive Compensation                                               44
Legal Matters                                                        48
Experts                                                              48
Where You Can Find More Information                                  48
Financial Statements                                                F-1


                               PROSPECTUS SUMMARY

        The following summary highlights selected information from this prospectus but may not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus. This investment involves a high degree of risk and we encourage you to read "Risk Factors" beginning on page 8. Certain terms used in this Prospectus are explained in "Glossary of Terms" which starts on page
38. This Prospectus covers the offer of 14,288,977 shares of our Common Stock by the Selling Stockholders, of which 6,550,145 shares are reserved for issuance in connection with the Company's outstanding Convertible Debt, none of which has been converted into Common Stock, an additional 2,449,497 shares are reserved for issuance in connection with additional Convertible Debt which may in the future be issued by the Company as interest payments (in lieu of cash) upon the outstanding Convertible Debt, an additional 604,200 shares are reserved for issuance in connection with additional Convertible Debt which may be issued by the

Company upon exercise of certain outstanding options, and the remaining 4,685,135 shares are reserved for issuance upon the exercise of certain outstanding warrants granted by the Company.

THE COMPANY

        Advanced Biotherapy Inc. is a corporation organized and existing under the laws of the State of Delaware, headquartered in Woodland Hills, California. We are a biotechnology company developing therapeutics for a range of autoimmune diseases based on an anti-cytokine platform technology. Cytokines are soluble components of the immune system that are largely responsible for regulating the immune response. When overproduced, as in certain autoimmune diseases, interferons and cytokines can lead to immune system disturbance and inflammation. This results in localized tissue damage and leads to the pathology seen in autoimmune diseases (AD). The Company plans to develop drugs designed to reduce the levels of certain cytokines. To date, our activities have consisted primarily of research, development and non-United States clinical trials.

        Our technology is based upon the work of Dr. Simon Skurkovich and Dr. Boris Skurkovich who first suggested that autoimmune disease may be the result of augmented cytokine production. We have conducted clinical trials at major institutes of the Medical Academy of Sciences in Russia, in which we have evaluated the efficacy of a series of polyclonal antibodies (such antibodies used solely for the purpose of establishing "proof-of-principal"), raised against a variety of cytokines, in autoimmune diseases such as rheumatoid arthritis (RA), multiple sclerosis (MS) and acquired immunodeficiency disease
(AIDS).

        We believe we have demonstrated efficacy of our anti-cytokine strategy in both RA and MS in both pilot and two randomized, placebo-controlled, double blind trials conducted in Russia. These studies have permitted us to determine which cytokines are most active in the AD process and therefore, which need to be reduced to treat the disorder. With a five-day treatment course, statistically significant and clinically relevant responses were obtained that persisted for as long as four to sixteen months after treatment termination in the MS studies and for one month in the RA studies.

        Before marketing the Company's products, we must obtain United States Food and Drug Administration (FDA) approval. The Company needs additional funding to complete the product development process, obtain FDA approval and market its products. We plan to seek additional financing through the private sale of restricted securities and joint ventures or licensing or similar arrangements with large pharmaceutical companies.

DEVELOPMENT STAGE ACTIVITIES

        The Company has been in the development stage since its formation in 1985. We have generated little revenue in the past years and have suffered recurring losses from operations, resulting in an accumulated deficit of $4,587,157 at June 30, 2001. The Company anticipates that it will incur substantial losses in the foreseeable future as a result of its continued product development. Our research and development expenditures for the fiscal years ending December 31, 2000 and 1999 were $39,579 and $156,280, respectively.

BUSINESS STRATEGY

        The business strategy of the Company is twofold. First, we seek to engage a corporate partner to assist in the clinical development of our drug treatments. This will involve filing documents with the FDA, conducting clinical trials and obtaining the necessary regulatory approvals of a new drug application. We intend to seek a royalty arrangement with a corporate partner to market our drug products when and if they are approved by the FDA.

        The second element of our strategy is to seek merger and acquisition candidates that either can expand the Company's technology base in autoimmune disease therapeutics or bring approved products into the Company that will generate recurring revenue.

MANUFACTURING

        We also intend to out-source fully human or humanized antibody product manufacturing and have identified several contract manufacturers with suitable facilities for manufacturing large quantities of antibodies. The Company has not entered into any manufacturing agreement for antibodies.

GOVERNMENT REGULATION

        The Company's activities are subject to extensive federal, state, county, local and foreign laws and regulations controlling the development, testing, manufacture and distribution of medical treatments. To comply with the FDA regulations regarding the manufacture and marketing of such products, the Company would likely incur substantial costs relating to laboratory and clinical testing of products and preparing and filing documents.

PATENT STATUS AND PROTECTION OF PROPRIETARY TECHNOLOGY

        The Company has been issued United States Patent Nos. 5,626,843 and 5,888,511, and Australia Patent No. 730498. We also have received a "notice of allowance" from the United States Patent and Trademark Office (PTO) for a utility patent to be issued for an antibody to treat five autoimmune diseases. Management believes that the notice of allowance is a critical milestone for the Company. Management expects that the patent will be issued in December, 2001, and upon issuance the Company plans to disclose details about the patent. The PTO issues a notice of allowance when a company has completed the application and review process for a United States patent and has satisfied all of the legal criteria for patentability of the invention. The Company also has ten United States utility patents pending, which have been consolidated into six pending utility patent applications, two foreign applications pending in Europe and Canada and one PCT application.

        We believe that our most recently allowed patent gives the Company patent protection for a new anti-cytokine approach to treating different autoimmune diseases via both the extracorporeal and the injectable treatment route, including rheumatoid arthritis, multiple sclerosis, juvenile rheumatoid arthritis, psoriatic arthritis and ankylosing spondylitis. The patented treatment uses various methods to neutralize or block specific combinations of cytokines and their receptors. In management's opinion, the Company's patented approach is broader in scope than certain other patented treatments.

PROCEEDS OF OFFERING

        We will not receive any proceeds from the sale of shares by the Selling Stockholders. However, we have received loan proceeds from the private placement of our Convertible Debt to Selling Stockholders and, if the Investment Option to purchase Convertible Debt was fully exercised, then we would receive additional loan proceeds of $151,050. If all the Warrants were exercised, we would receive aggregate proceeds of $702,770.

COMMON STOCK OFFERED BY THE SELLING SHAREHOLDERS

        Our Common Stock is offered on the OTC Bulletin Board under the symbol "ADVB." The last reported closing price of the Common Stock on July 18, 2001, was $0.19.

                                  RISK FACTORS

        Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following risk factors as well as those discussed elsewhere in this Prospectus.

        The following risk factors, in addition to those discussed elsewhere in this Prospectus, should be carefully considered in evaluating us and our business.

BECAUSE OF CONTINUING OPERATING LOSSES, THERE IS A NEED FOR ADDITIONAL FINANCING, WHICH IF NOT SUCCESSFULLY MET WILL LIKELY RESULT IN A LACK OF LIQUIDITY WHICH COULD ADVERSELY AFFECT THE COMPANY

        The Company has been in the development stage since its formation in 1985. We have generated little revenue in the past years and have suffered recurring losses from operation, resulting in an accumulated deficit of $4,587,157 at June 30, 2001.

        For the fiscal year ending December 31, 2000, we realized a net loss of $653,270 and expect such losses to continue for the foreseeable future. Therefore, we believe that we will need to raise additional capital during the next twelve months. If we are unable to raise additional capital and/or generate a positive cash flow before our cash is depleted, we will be required to curtail operations substantially. We are seeking to obtain additional funds through public and private equity and debt financings, collaborative or other arrangements with corporate partners, acquisitions or mergers with companies with strong capital positions or cash flow from product sales or from other sources. There is no assurance that we will be able to obtain additional capital if required, or if capital is available, to obtain it on terms favorable to us. We may suffer from a lack of liquidity in the future that could impair our research and development efforts and adversely affect our results of operations.

THERE CAN BE NO ASSURANCE THAT ANY PRODUCTS THE COMPANY DEVELOPS WILL SATISFY THE EXTENSIVE AND RIGOROUS STANDARDS SET BY THE VARIOUS GOVERNMENTAL AUTHORITIES OR EVEN IF SATISFIED, THAT APPROVALS WILL BE EITHER DELAYED OR RESTRICTED AND THEREFORE HAVE A MATERIAL ADVERSE EFFECT ON COMMERCIALIZATION OF OUR PRODUCTS AND OUR SALES REVENUES

        Our products are in the development stage, have not been subjected to clinical studies in the United States, have limited clinical data based upon studies conducted in Russia, have not been cleared for marketing by the FDA or foreign regulatory authorities, and cannot be commercially distributed in the United States and/or in foreign markets unless and until such clearance is obtained. Failure to obtain FDA clearance would delay sales of our products and would materially affect our financial condition.

        The development, manufacture and sale of drug products are subject to extensive and rigorous regulation by federal, state, local and foreign governmental authorities. In particular, products for human health are subject to substantial preclinical and clinical testing and other approval requirements by the FDA and comparable foreign regulatory authorities. The process for obtaining the required regulatory approvals from the FDA and other regulatory authorities takes many years and is very expensive. There can be no assurance that any product developed by us will prove to meet all of the applicable standards to receive marketing approval. There can be no assurance that any such approvals will be granted on a timely basis, if at all. Delays in and costs of obtaining these approvals could adversely affect our ability to commercialize our products, if any, and to generate sales revenues. If regulatory approval of a product is obtained, such approval may involve restrictions and limitations on the use of the product.

OUR RESEARCH AND DEVELOPMENT AND MARKETING EFFORTS ARE DEPENDENT ON CORPORATE COLLABORATORS AND OTHER THIRD PARTIES WHO MAY NOT DEVOTE SUFFICIENT TIME, RESOURCES AND ATTENTION TO OUR PROGRAMS, WHICH MAY LIMIT OUR EFFORTS TO SUCCESSFULLY DEVELOP AND MARKET POTENTIAL PRODUCTS

        Because we have limited resources, we anticipate entering into a number of collaboration agreements with other companies. At present, however, we have no such agreements. These agreements may be expected to call for our partners to control the supply of bulk or formulated drugs for commercial use or for use in clinical trials; design and execution of clinical studies; process of obtaining regulatory approval to market the product; and/or marketing and selling of any approved product.

        In each of these areas, our partners may not support fully our research and commercial interests since our program may compete for time, attention and resources with the internal programs of our corporate collaborators. As such, we cannot be sure that our corporate collaborators will share our perspectives on the relative importance of our program, that they will commit sufficient resources to our program to move it forward effectively, or that the program will advance as rapidly as it might if we had retained complete control of all research, development, regulatory and commercialization decisions. We also rely on several of these collaborators and other third parties for the production of compounds and the manufacture and supply of pharmaceutical products. Additionally, we may find it necessary from time to time to seek new or additional partners to assist us in commercializing our products. It is uncertain whether we would be successful in establishing any such new or additional relationships.

OUR RELIANCE UPON CLINICAL TRIALS CONDUCTED IN RUSSIA MAY HAVE A MATERIAL ADVERSE AFFECT ON OUR RESEARCH, DEVELOPMENT AND FUND RAISING EFFORTS

        We have conducted a number of clinical trials at major institutes of the Medical Academy of Sciences in Russia as more fully discussed above under the caption "The Company." The results of these clinical trials are essential to our further research and development of pharmaceutical products. There can be no assurance that variations between the standards and conventions of such clinical trials in Russia from those in the United States may not have a material impact on the acceptance of such results by either governmental authorities or potential sources of financing of the continued research and development program of the Company or that such results can be duplicated under United States standards and procedures. Accordingly, such variations could have a material adverse impact on the Company and its research and development and financial prospects.

THE RESULTS AND TIMING OF OUR RESEARCH AND DEVELOPMENT ACTIVITIES, INCLUDING FUTURE CLINICAL TRIALS ARE DIFFICULT TO PREDICT, SUBJECT TO FUTURE SETBACKS AND, ULTIMATELY, MAY NOT RESULT IN ANY PHARMACEUTICAL PRODUCTS, WHICH MAY ADVERSELY AFFECT OUR BUSINESS

        Preclinical testing and clinical trials must demonstrate that a product candidate is safe and efficacious. The results from preclinical testing and early clinical trials may not be predictive of results obtained in subsequent clinical trials, and we cannot be sure that these clinical trials will demonstrate the safety and efficacy necessary to obtain regulatory approval for any product candidates. A number of companies in the biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. In addition, certain clinical trials are conducted with patients having the most advanced stages of disease. During the course of treatment, these patients often die or suffer other adverse medical effects for reasons that may not be related to the pharmaceutical agent being tested. Such events can have a negative impact on the statistical analysis of clinical trial results.

        We cannot be sure that we will be permitted by regulatory authorities to undertake clinical trials for any of our product candidates, or that if such trials are conducted, any of our product candidates will prove to be safe and efficacious or will receive regulatory approvals. Any delays in or termination of these clinical trial efforts may have a material adverse effect on our business.

        The completion of clinical trials of our product candidates may be delayed by many factors. One such factor is the rate of enrollment of patients. Neither we nor our prospective collaborators can control the rate at which patients present themselves for enrollment, and we cannot be sure that the rate of patient enrollment will be consistent with our expectations or be sufficient to enable clinical trials of our product candidates to be completed in a timely manner or at all. Any significant delays in, or termination of, clinical trials of our product candidates may have a material adverse effect on our business.

PRODUCT SALES, IF ANY, AND RELATED FINANCIAL RESULTS ARE LIKELY TO FLUCTUATE AND THESE FLUCTUATIONS MAY CAUSE OUR STOCK PRICE TO FALL, ESPECIALLY IF THEY ARE NOT ANTICIPATED BY INVESTORS

        Forecasting revenue growth is difficult, especially when there is no commercial history and when the level of market acceptance of the product is uncertain. Forecasting is further complicated by the difficulties in estimating stocking levels by corporate collaborators and in estimating potential product returns. As a result, even assuming our product development efforts are successful, it is likely that there will be significant fluctuations in revenues, which may not meet with market expectations and which also may adversely affect our stock price. Other factors which cause our financial results to fluctuate unexpectedly include the cost of product sales, achievement and timing of research and development milestones, co-promotion and other collaboration revenues, cost and timing of clinical trials, marketing and other expenses and manufacturing or supply disruption.

THE PRICE OF OUR COMMON STOCK HAS BEEN AND MAY CONTINUE TO BE HIGHLY VOLATILE

        The market price of our Common Stock is volatile, and we expect it to continue to be volatile for the foreseeable future. For example, during the period January 1, 2000 through July 18, 2001, our Common Stock traded at a high price of $3.93 and a low price of $0.16. Negative announcements (such as adverse regulatory decisions, disappointing clinical trial results, disputes concerning patent or other proprietary rights, or operating results that fall below the market's expectations) could trigger significant declines in the price of our Common Stock. In addition, external events, such as news concerning our competitors, changes in government regulations that may impact the biotechnology industries or the movement of capital into or out of our industry, also are likely to affect the price of our Common Stock.

MANUFACTURING, SALES AND DISTRIBUTION RELATED PROBLEMS MAY CREATE DISRUPTIONS THAT COULD RESULT IN A REDUCTION OF PRODUCT SALES REVENUE AND DAMAGE COMMERCIAL PROSPECTS FOR PRODUCTS WE MAY SUCCESSFULLY DEVELOP

        Our management has limited sales, distribution and marketing experience, and therefore, if the necessary regulatory approvals are obtained, we intend to market, distribute and sell our products, through a network of qualified independent distributors, agents, and key strategic partners, none of which are currently in place. There are no assurances that we can establish the necessary relationships for marketing and selling products or that the network will successfully implement an effective marketing and sales strategy. We expect to rely on third parties to provide customer service activities and accept and process returns. Although it is anticipated that we will employ a small number of persons to coordinate and manage the activities undertaken by these third parties, we have relatively limited experience in this regard. Any disruption in these activities could impede our ability to sell our products and could reduce sales revenues.

MANUFACTURING PROBLEMS WOULD MATERIALLY IMPAIR OUR COMPETITIVE POSITION AND OUR POSSIBILITY OF ACHIEVING PROFITABILITY

        We lack the facilities to manufacture our products and do not have an adequate supply of product to begin clinical studies in the United States. If we are unable to contract for manufacturing capabilities on acceptable terms, it would result in the delay of sales, which in turn could materially impair our competitive position, and our possibility of achieving profitability.

OUR DEPENDENCE ON PRODUCTS COULD HAVE A MATERIAL ADVERSE AFFECT ON THE COMPANY'S FINANCIAL CONDITION

        We expect to derive a substantial majority of our revenues from our proprietary development stage products through product licensing and royalty fees. The life cycle of our products, if approved for marketing, is difficult to estimate in terms of current and future technological developments, competition, and other factors. Our failure to successfully commercialize products or to realize significant revenues from the products would have a material adverse effect on our financial condition. As of the date hereof, we have not realized any revenues from the sale of products.

IF AND AS OUR PRODUCTS ARE USED COMMERCIALLY, UNINTENDED SIDE EFFECTS, ADVERSE REACTIONS OR INCIDENTS OF MISUSE MAY OCCUR WHICH COULD RESULT IN ADDITIONAL REGULATORY CONTROLS, AND REDUCE SALES OF OUR PRODUCTS

        The developmental use of our products will be limited principally to clinical trial patients under controlled conditions and under the care of expert physicians. If these efforts are successful, we cannot predict whether the widespread commercial use of our products will produce undesirable or unintended side effects not evident in our clinical trials or other limited use. In addition, in patients who take multiple medications, drug interactions could occur which can be difficult to predict. Additionally, incidents of product misuse may occur. These events, among others, could result in additional regulatory controls that could limit the circumstances under which the products are prescribed or even lead to the withdrawal of the product from the market.

UNCERTAINTY RELATING TO FAVORABLE THIRD-PARTY REIMBURSEMENT MAY HAVE A MATERIAL ADVERSE EFFECT ON THE COMMERCIAL SUCCESS OF PRODUCTS WE DEVELOP



        In the United States, success in obtaining favorable third-party payment for a new product depends greatly on the ability to present data which demonstrates positive outcomes and reduced utilization of other products or services, as well as cost data which shows that treatment costs using the new product are equal to or less than what is currently covered for other products. Our failure to present such clinical data would adversely affect our ability to obtain favorable third-party reimbursement as well as the commercial success of our products.

OUR DEPENDENCE ON SCIENTISTS AND KEY EXECUTIVES COULD HAVE AN ADVERSE IMPACT THE DEVELOPMENT AND MANAGEMENT OF OUR BUSINESS

        There is intense competition for qualified personnel in the biotechnology industry, and we cannot be sure that we will be able to attract and retain the qualified personnel necessary for the development and management of our business. Our research and development programs and our business might be harmed by the failure to recruit additional key scientific, technical and managerial personnel in a timely manner. Much of the know-how we have developed resides in our scientific and technical personnel and is not readily transferable to other personnel. We do not maintain "key man" life insurance on any of our employees.

WE MAY NOT BE ABLE TO MAINTAIN ADEQUATE PATENT PROTECTION WHICH WOULD HAVE A MATERIAL ADVERSE IMPACT ON OUR ABILITY TO DEVELOP COMMERCIAL PRODUCTS AND A PATENT APPLICATION APPEAL, IF NOT SUCCESSFUL, MAY HAVE A MATERIAL ADVERSE IMPACT ON THE COMPANY


        We have two issued United States patents and one patent issued in Australia. We also have received a "notice of allowance" for a third United States patent, which management expects to be issued in December, 2001. Our success and ability to compete effectively will depend, in part, on the strength of our patents and the ability to obtain protection for our products, if any, in foreign markets. No assurance can be given that any patents issued to us will not be challenged, invalidated, or circumvented. Litigation, which could result in substantial cost to us, may also be necessary to enforce any patents issued to us and/or determine the scope and validity of other parties' proprietary rights.

        We have six United States utility patent applications pending. The United States patent position of pharmaceutical companies involves many complex legal and technical issues and has recently been the subject of much litigation. There is no clear policy establishing the breadth of claims or the degree of protection afforded under such patents. As a result, there can be no assurance that any of our patent applications will be approved, except where claims under an application have already been examined and allowed, nor that we will develop additional proprietary products that are patentable. There can be no assurance that any United States patents issued to us will provide us with any competitive advantages or will not be challenged by third parties or that patents issued to others will not have an adverse effect on our ability to conduct our business. We could incur substantial costs in asserting our patent rights and in defending patent infringement suits against us or our executives relating to ownership of, or rights to, patents and other intellectual property of third parties. Such disputes could substantially delay our drug development or commercialization.

        Furthermore, because until November 29, 2000, patent applications in the United States were maintained in secrecy until issue, and are only published now following certain rules, and because publication of discoveries in the scientific and patent literature often lag behind actual discoveries, we cannot be certain that we were the first chronologically to make the inventions covered by each of our pending patent applications or that we were the first to file patent applications for such inventions. In the event that a third party has also filed a patent application for any of its inventions, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office (PTO) to determine priority of the invention, which could result in substantial cost to us, even if the eventual outcome is favorable to us. In the event of an adverse decision as to priority of invention, we would not be entitled to a patent on the invention at issue in the interference proceeding. The PTO or a private party could also institute reexamination proceedings involving us in connection with one or more of our patents, and such proceedings could result in an adverse decision as to the validity or scope of the patents. In addition, there can be no assurance that our patents would be held valid by a court of law of competent jurisdiction. We could be forced to either seek a license to intellectual property rights of others, which may not be available to us on acceptable terms, if at all, or alter our products or processes so that they no longer infringe on the proprietary rights of others.

GOVERNMENTAL REFORMS AND THE EFFORTS OF GOVERNMENT ENTITIES AND THIRD PARTY PAYORS TO CONTAIN OR REDUCE THE COSTS OF HEALTH CARE MAY ADVERSELY AFFECT OUR SALES AND LIMIT THE COMMERCIAL SUCCESS OF OUR PRODUCTS

        Health care reform is an area of increasing national and international attention and a priority of many elected officials in the United States. Several proposals to modify the current health care system in the United States to improve access and control costs are currently being considered by federal and state governments. It is uncertain what legislation, if any, will be adopted or what actions governmental or private payors for health care goods and services may take in response to proposed or actual legislation in the United States. We cannot predict the outcome of health care reform proposals or the effect such reforms may have on our business.

WE MAY FACE SIGNIFICANT PRODUCT LIABILITY RISKS, WHICH MAY HAVE A NEGATIVE EFFECT ON OUR FINANCIAL PERFORMANCE

        The administration of drugs to humans, whether in clinical trials or commercially, can result in product liability claims whether or not the drugs are actually at fault for causing an injury. Furthermore, if we are successful in developing our products, they may cause, or may appear to have caused, serious adverse side effects (including death) or potentially dangerous drug interactions that we may not learn about or understand fully until the drug has been administered to patients for some time. Product liability claims can be expensive to defend and may result in large judgments or settlements against us, which could have a negative effect on our financial performance. The Company does not maintain any product liability insurance. Even if the Company obtains product liability insurance, there is no assurance that available amounts of coverage will be sufficient to adequately protect the Company in the event of a successful product liability claim. Thus, we cannot be certain that we will be able to purchase sufficient insurance at an affordable rate and in any event there is an additional risk that claims could exceed coverage limits. Accordingly, if litigation is initiated against the Company, the Company may have to pay all costs associated with the litigation as well as any judgment rendered against the Company. In the event a large judgment is entered against the Company, the Company may not be able to pay the same and the Company could be forced to cease operations. However, the Company believes that it would not be held liable for injuries suffered by participants in its clinical trials because it plans to require each participating patient to execute a waiver of claims as a result of adverse reaction to the Company's products. There can be no assurance that such waivers will be effective to protect the Company against such claims. Even if a product liability claim is not successful, the adverse publicity and time and expense of defending such a claim may interfere with our business.

THERE CAN BE NO ASSURANCE THAT WE CAN SUCCESSFULLY COMPETE AGAINST OUR COMPETITION, SOME OF WHOM HAVE SUBSTANTIALLY GREATER CAPITAL RESEARCH AND DEVELOPMENT STAFF AND FACILITIES THAN THE COMPANY OR THAT TECHNOLOGICAL ADVANCES WILL NOT RENDER OUR PRODUCTS LESS COMPETITIVE OR OBSOLETE

        The products that we are planning to develop may compete for market share with alternate therapies. A number of companies are pursuing the development of novel products which target the same diseases as we are targeting. Many of these competitors have substantially greater capital resources, research and development staffs and facilities than we do. They may develop and introduce products and processes competitive with those of ours. They represent significant long-term competition for us. For certain of our products, an important factor in competition may be the timing of market introduction of these competitive products. This timing will be based on the effectiveness with which we or the competition can complete clinical trials and approval processes and supply quantities of these products to market. Competition among products approved for sale will be based on, among other things, efficacy, safety, reliability, price, marketing capability and patent position.

                           FORWARD-LOOKING STATEMENTS

        In addition to historical facts or statements of current condition, this Prospectus contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. These may include statements regarding anticipated scientific progress in our research programs, development of potential pharmaceutical products, prospects for regulatory approval, manufacturing capabilities, market prospects for our products, sales and earnings projections, and other statements regarding matters that are not historical facts. Some of these forward-looking statements may be identified by the use of words in the statements such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" or other words and terms of similar meaning. Our performance and results could differ materially from those reflected in these forward-looking statements due to general financial, economic, regulatory and political conditions affecting the biotechnology and pharmaceutical industries as well as more specific risks and uncertainties such as those set forth above and in this report. Given these risks and uncertainties, any or all of these forward-looking statements may prove to be incorrect. Therefore, you should not rely on any such forward-looking statements. Furthermore, we do not intend (and we are not obligated) to update publicly any forward-looking statements. You are advised, however, to consult any further disclosures we make on related subjects in our reports to the Securities and Exchange Commission. Risks that we anticipate are discussed in more detail in the section entitled "Risk Factors." Other unanticipated occurrences besides those listed in this Prospectus could also adversely affect us.

                                 USE OF PROCEEDS

        We will not receive any proceeds from the sale of Common Stock reserved for conversion of the Convertible Debt or exercise of the Warrants held by Selling Stockholders covered by this Prospectus. See the "Selling Stockholders" section of this Prospectus, which follows, for more information. We have, however, received loan proceeds from the private placement of our Convertible Debt to Selling Stockholders and, if the Investment Option to purchase Convertible Debt was to be fully exercised, we would receive additional loan proceeds of $151,050. If all the Warrants were to be exercised, we would receive aggregate proceeds of $702,770.

                              SELLING STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of Common Stock of the Selling Stockholders as of July 18, 2001 and as adjusted to give effect to the sale of the Shares offered hereby. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Stockholders may offer the Shares for resale from time to time. See "Plan of Distribution."

        In connection with the placement of the Convertible Debt, we entered into an agreement with the Selling Stockholders pursuant to which we were obligated to file a registration statement under the Securities Act of 1933, as amended, registering the shares of Common Stock underlying the Convertible Debt ("Convertible Debt Shares"). We are further obligated to use our reasonable best efforts to maintain the effectiveness of this Registration Statement through September 30, 2004, upon the request of the Selling Stockholders who hold a majority of the shares of common stock of the Company registered pursuant to this Registration Statement. The investor rights agreement further provides that the Company is required to file and maintain the effectiveness of any registration statement that contemplates a distribution of securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. The Company also is obligated to register the shares underlying the Convertible Debt for which the Investment Option may be exercised, and Warrant Shares as described herein.

        The information presented below is based on data furnished to us by the Selling Stockholders. The number of Shares that may be actually sold by the Selling Stockholders will be determined by the Selling Stockholders. Because each Selling Stockholder may sell all, some or none of the shares of Common Stock that it owns, no estimate can be given as to the number of shares of Common Stock that will be owned by the Selling Stockholders upon termination of the offering.

                                             Number of Shares
                                            Beneficially Owned
                                                   Prior         Number of Shares Being
Name of Selling Stockholder                     to Offering              Offered
---------------------------                 ------------------   ----------------------
Cappello Capital Corp.(1)                        2,009,741              2,009,741
Alexander L. and Linda Cappello Family
Trust(2)(10)                                     1,324,149              1,224,149
Robert & Ellen Deutschman Family
Trust(3)                                           852,695                852,695

                                             Number of Shares
                                            Beneficially Owned
                                                   Prior         Number of Shares Being
Name of Selling Stockholder                     to Offering              Offered
---------------------------                 ------------------   ----------------------
Gerard Cappello(4)(7)                              764,107                764,107
Thomas Pernice(5)(7)(10)                           755,919                755,919
Graham Beachum(7)                                  437,845                437,845
Doris Ruff(7)(9)                                   437,387                437,387
Karpnale Investment PTE(7)                         427,751                427,751
Bio-Shenk Investment(7)                            265,623                265,623
Earl Gales(7)                                      218,865                218,865
Gerald Bedrin(7)                                   218,693                218,693
Jeff Lotman(7)                                     218,234                218,234
Thomas Turner(7)                                   217,489                217,489
Larry Fleischman(7)                                216,915                216,915
Harold Kaufman(7)                                  215,768                215,768
John Bendheim(6)(10)                               208,744                108,744
Bothwell International(7)                          173,441                173,441
Leon Watne(7)                                      156,261                156,261
Stephen and Brenda Delaney(7)                      148,548                148,548
Brad Farmer(7)                                     130,941                130,941
Murdeen Johnson(7)                                 130,493                130,493
Charles and Phyllis Tighe(7)                       109,691                109,691
Robert Hayman(7)                                   109,117                109,117
Howard Posner(7)                                   109,117                109,117
Robert Deutschman(7)                               109,088                109,088
Jonathan Shapiro(7)                                109,031                109,031
Kenneth Staub(7)                                   109,031                109,031
Robin Ferracone(7)                                 108,916                108,916
Lloyd Brune(7)                                     108,515                108,515
Don Montague(7)                                    108,429                108,429
Paul and Leslie Aronzon(7)                         107,884                107,884
Matthew Dolan(7)                                   107,884                107,884
Arthur Miles(7)                                    107,884                107,884
Greg Nagel(7)                                      107,425                107,425
Gary and Gloria Gottesman(7)                       106,106                106,106
William Ross(7)                                    106,106                106,106
Bonchar LTD(7)                                      86,789                 86,789
Cort Wagner(7)                                      65,677                 65,677
Thomas Bendheim(7)(8)                               65,320                 65,320
Gregory Sain(7)                                     54,559                 54,559
Carl Peterson(7)                                    54,430                 54,430
John and Carolyn Alt(7)                             54,257                 54,257
David and Andrea Szott(7)                           53,942                 53,942
Blossom Deutschman(7)                               53,827                 53,827
Arlene Rohkohl(7)                                   53,655                 53,655
John Lloyd(7)                                       52,938                 52,938
Ted and Susan Samuelson(7)                          52,528                 52,528
Roberta Wieman(7)                                   43,773                 43,773
Blake Mirkin(7)                                     43,773                 43,773
Howard Berman(7)                                    43,647                 43,647
Charles A. and Sophia Pernice(7)                    43,647                 43,647
Leonard Kirtman(7)                                  43,154                 43,154

                                             Number of Shares
                                            Beneficially Owned
                                                   Prior         Number of Shares Being
Name of Selling Stockholder                     to Offering              Offered
---------------------------                 ------------------   ----------------------
Greg and Rajshree Chapman(7)                        43,154                 43,154
Nancy Aossey(7)                                     27,258                 27,258
Michael Bascetta, Jr.(7)                            26,526                 26,526
Charles Pernice, Esq.(7)                            21,892                 21,892

----------

        (1) Cappello Capital Corp. ("CCC") was retained by the Company to render financial advisory and investment banking services, and CCC was granted warrants to purchase 4,685,135 shares of Common Stock at $0.15 per share ("Warrant Shares"). CCC retained a warrant to purchase 1,405,541 of the Warrant Shares, which are being registered hereunder, and assigned warrants for the remaining Warrant Shares to various individuals disclosed herein. In connection with the closing of the private placement of Convertible Debt, CCC received an option to purchase up to $151,050 principal amount of Convertible Debt at par ("Investment Option"), and Shares held by CCC include 604,200 Shares underlying such Convertible Debt.

        (2) Shares held by the Alexander L. and Linda Cappello Family Trust include a warrant issued to Alexander L. Cappello to purchase 100,000 shares of Common Stock of the Company at $0.25 per share ("Board Warrant"), but neither the Board Warrant nor the underlying shares are being registered hereunder; warrants indirectly assigned by CCC to the Family Trust to purchase 1,115,061 of the Warrant Shares which are being registered hereunder; and includes 109,088 Shares underlying Convertible Debt held by the Family Trust. Mr. Cappello is Chairman of the Board of the Company, and since May 2000 has served as a member of the Board of Directors.

        (3) CCC assigned to the Robert and Ellen Deutschman Family Trust warrants to purchase 852,695 of the Warrant Shares, which are being registered hereunder.

        (4) CCC assigned to Gerard Cappello warrants to purchase 655,919 of the Warrant Shares which are being registered hereunder. Mr. Cappello is the sole shareholder, president and chief executive officer of CCC and is the brother of Alexander Cappello.

        (5) CCC assigned to Thomas Pernice warrants to purchase 655,919 of the Warrant Shares which are being registered hereunder; also includes a Board Warrant to purchase 100,000 shares of Common Stock, but neither the Board Warrant nor the underlying shares are being registered hereunder. Since April 2001, Mr. Pernice has served as a member of the Board of Directors.

        (6) Shares held in the name of John Bendheim include a Board Warrant to purchase 100,000 shares of Common Stock at $0.25 per share, but neither the Board Warrant nor the underlying shares are being registered hereunder; and includes 108,744 Shares underlying Convertible Debt held by a trust for the benefit of his minor child. Since June, 2000, Mr. Bendheim has served as a member of the Board of Directors.

        (7) Represents the number of Shares underlying the principal amount of the Convertible Debt purchased by this Selling Stockholder, together with accrued interest thereon through June 30, 2001, paid in additional Convertible Debt (in lieu of cash).

        (8) Shares held in the name of Thomas Bendheim include ownership of 65,280 Shares underlying Convertible Debt held by trusts for the benefit of his minor children.

        (9) Shares held in the name of Doris Ruff includes 109,347 Shares underlying Convertible Debt beneficially owned by her as trustee of a revocable trust for her benefit.

        (10) Assuming all Shares to be registered are sold in the offering, then the percent of the Common Stock owned after the offering would be less than 1%.

                              PLAN OF DISTRIBUTION

        Sales of the Shares are for the Selling Stockholders' own account. We will not receive any proceeds from the sale of the Shares offered hereby. The Selling Stockholders may sell the Shares from time to time, as market conditions permit on the OTC Bulletin Board, or otherwise, through brokerage transactions, in negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and all such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The aforementioned methods of sale may not be all-inclusive.

        Any broker-dealer acquiring the Shares in the over-the-counter market from the holder may sell the Shares either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis or to its customers. Any such sales may be at prices then prevailing in the over-the-counter market, at prices related to such prevailing market prices or at negotiated prices to its customers or a combination of such methods. The Selling Stockholders and any broker-dealers that act in connection with the sale of Shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act of 1933; any commissions received by them and profits on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any such commissions, as well as other expenses of the Selling Stockholders and applicable transfer taxes, are payable by such parties, as the case may be.

        In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        Under applicable rules and regulations under Regulation M under the Securities Exchange Act of 1934, any person engaged in the distribution of our Common Stock may not simultaneously engage in market making activities, subject to certain exceptions, with respect to our Common Stock for a specified period set forth in Regulation M prior to the commencement of such distribution and until its completion. In addition and without limiting the foregoing, each Selling Stockholder will be subject to the applicable provisions of the Securities Act of 1933 and Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of Shares by the Selling Stockholders. The foregoing may affect the marketability of the Shares.

        Notwithstanding the registration of the Shares, John Bendheim, Alexander Cappello and Thomas Pernice have agreed not to sell any Shares until January 1, 2002, unless, in the interim, the SEC declares this registration statement effective and the market price for the Company's Common

Stock has been at least seventy-five cents ($0.75) per share for at least twenty
(20) consecutive trading days.

        We entered into an agreement with the Selling Stockholders in connection with the private placement of Convertible Debt and the issuance of the Warrants, respectively, which required us to register the Selling Stockholders' Convertible Debt Shares and the Warrant Shares under applicable federal and state securities laws. Except with respect to the holders of the Warrants, the registration rights agreement provides for cross-indemnification of the Selling Stockholders and us and our respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the shares of our Common Stock, including liabilities under the Securities Act of 1933 and requires the Selling Stockholders and us to contribute to payments the parties may be required to make in respect thereof.

                                LEGAL PROCEEDINGS

        The Company is not the subject of any pending legal proceeding; and to the knowledge of management, no proceedings are presently contemplated against the Company by any federal, state or local governmental agency.

        Further, to the knowledge of management, no director or executive officer is party to any action in which such director or executive officer has an interest adverse to the Company.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        The following table sets forth the names and nature of all positions and offices held by all directors and executive officers of the Company as of August 17, 2001, and the period or periods during which each such director or executive officer served in his or her respective positions.

        Name              Age                Position Held                   Director Since
        ----              ---                -------------                   --------------
Simon Skurkovich, M.D.    78    Chairman Emeritus, Director, and             November, 1985
                                   Director of Research and
                                   Development
Alexander L. Cappello     45    Chairman of the Board, Director(1)(2)(3)     April, 2000
Edmond F. Buccellato      56    President and Chief Executive Officer,       November, 1995
                                   Director
Thomas J. Pernice         39    Treasurer and Secretary, Director(3)         April, 2001
William M. Finkelstein    42    Chief Financial Officer                      April, 2001
Lawrence Loomis           58    Director(2)                                  December, 1986
Leonard Millstein         59    Director(1)                                  December, 1986
Boris Skurkovich, M.D.    46    Director(2)                                  December, 1986
John M. Bendheim          47    Director(1)(2)(3)                            June, 2000

---------------------

(1)  Member of the Audit Committee of the Board of Directors.

(2)  Member of the Compensation Committee of the Board of Directors.

(3)  Member of the Executive Committee of the Board of Directors.

TERM OF OFFICE

        Each director serves for a term of one year or until his successor is duly elected once qualified. The Company's officers are appointed by the Board of Directors and hold office at the discretion of the Board.

BIOGRAPHICAL DESCRIPTIONS OF DIRECTORS AND OFFICERS

        John M. Bendheim - Since June 2000, Mr. Bendheim has served as a member of the Board of Directors. Mr. Bendheim is Chairman of the Cedars-Sinai Medical Center Board of Governors in Los Angeles, California and President of Bendheim Enterprises, Inc., a real estate investment holding company. He received his B.S. degree in Business Administration in 1975 and his M.B.A. in 1976 from the University of Southern California.

        Edmond F. Buccellato -- Since April, 2001, Mr. Buccellato has served as President and Chief Executive Officer. Mr. Buccellato served as President and Chief Operating Officer of the Company from September 1, 2000 to December 12, 2000. Mr. Buccellato served as Chief Executive Officer and a member of the Board of Directors from 1995 to August 31, 2000. He was co-founder, member of the Board of Directors and Vice President of Finance of Phase Medical, Inc., an infusion therapy company sold to Becton Dickinson in 1994. He was also co-founder, member of the Board of Directors and Vice President of Finance of Synergistic Systems, Inc., a company that became the largest medical billing company in the western United States. He is also co-founder and member of the Board of Directors of Polymer Safety, LLC, a manufacturer of synthetic medical and industrial examination gloves. He is also co-founder and member of the Board of Directors of Physicians' choice LLC, a medical billing company. Mr. Buccellato received his undergraduate degree From California State University at San Diego, and his graduate degree from the University of Southern California.

        Alexander L. Cappello -- Since April, 2001, Mr. Cappello has served as Chairman of the Board. Since May 2000, Mr. Cappello has served as a member of the Board of Directors. Mr. Cappello is Chairman and Chief Executive Officer of Cappello Group, Inc., a merchant banking firm, facilitating equity and project financing and since 1975. Currently, he is a Member of the Board of Directors of the following: Cappello Group, Inc., RAND Corporation (Center for Middle East Public Policy), CytRx Corporation (NASDAQ), Independent Colleges of Southern California (ICSC), USC Marshall School of Business Entrepreneur Advisory Council, USC Advancement Council, USC Marshall School of Business, Chairman of Catholic Big Brothers of Los Angeles, Chairman and President of YPO International (Young Presidents' Organization) for 2003-2004. He received his B.S. Degree in finance (Order of the Palm) from the University of Southern California in 1977.

        Formerly, Mr. Cappello was a Member of the Board of Directors of the following; Koo Koo Roo, Inc. (NASDAQ), Arcus Data Security, Inc. (NASDAQ), Maritime Bank of California (OTC), Executive Publications, Inc., and The Joffrey Foundation.

        Lawrence Loomis - Since 1986, Mr. Loomis has served as a member of the Board of Directors. Mr. Loomis is President and majority shareholder of New Horizons Diagnostics, Inc., a company that develops bacteriological screening methods, monoclonal antibodies for detection of various infectious disease agents, and rapid bacterial and viral assay kits. Prior to founding New Horizons Diagnostics, Inc. in 1980, Mr. Loomis was in charge of the Immunology Department for BBL, a division of Becton Dickinson. Mr. Loomis received his undergraduate degree in Chemistry from New York University and his graduate degree in Chemistry from City University.

        Leonard Millstein - Since 1986, Mr. Millstein has served as a member of the Board of Directors. Mr. Millstein received his MSCE and Ph.D. in Civil Engineering from Moscow State Construction University in 1964 and 1974, respectively. After immigrating to the United States in 1978, he held teaching positions at Howard University in Washington D.C. and Johns Hopkins University in Baltimore, Maryland. He has over 200 publications and is a member of the American Concrete Institute and American Society of Civil Engineers. From 1981 to the present, he has been a CEO of Radcon Products, a company involved in manufacturing of proprietary concrete sealants. From 1990 until the present, he has been a Chairman of the Board of TTLTIC, a private consulting company.

        Boris Skurkovich, M.D. - Since 1986, Mr. Skurkovich has served as a member of the Board of Directors, and from that same date until December 2000, he was a Vice President of the Company. He completed a clinical and research fellowship at the Maxwell Finland Laboratory for Infectious Diseases, Boston City Hospital, Boston, Massachusetts, and presently is a professor at Brown University Medical School. He has collaborated with his father, Simon, on the development of the Company's treatment of autoimmune diseases. Dr. Skurkovich received his M.D. from the Moscow State Medical Institute.

        Simon Skurkovich, M.D. - From 1985 until September 2000, Dr. Skurkovich served as Chairman of the Board. He has previously been granted five patents in Russia, and eight in the U.S. He is the creator of immune preparations from human blood against antibiotic resistant bacteria that saved thousands of lives in the Soviet Union and Eastern Europe. In Russia, he was professor and Chief of the Immunology Laboratory of the Institute of Hematology and Blood Transfusion and was awarded gold and silver medals for his scientific discoveries. His laboratory was also awarded the nation's highest honor, the Lenin Prize, for his patented work. Dr. Skurkovich received an M.D., Ph.D. and a Doctorate in Medical Sciences (D.Sc.) from Pirogov State Medical Institute in Moscow. He has written more than 200 articles for scientific publications.

        Thomas J. Pernice -- Since April, 2001, Mr. Pernice has served as the Treasurer and Secretary of the Company and as a member of the Board of Directors. Mr. Pernice is a managing director of Cappello Group, Inc., a merchant banking firm. Prior to joining the Cappello Group in January, 1999, Mr. Pernice served as a senior corporate executive in government and industry for more than 17 years. Most recently, he was Vice President, Public Affairs and a corporate officer for Dole Food Co. Inc. (NYSE:DOL), reporting to the chairman and CEO, David H. Murdock. He also served in similar capacities for the conglomerate of publicly and privately held business interests of Murdock, including the Castle & Cooke Inc. real estate company, formerly (NYSE:CCS), now privately held. Prior to joining Dole Food Co., Mr. Pernice served in the White House for more than seven years in various capacities for the Reagan and Bush administrations. Mr. Pernice earned a bachelor of arts degree from the University of Southern California.

FAMILY RELATIONSHIPS

        The only known family relationship between any directors is Simon Skurkovich, father to Boris Skurkovich, and father-in-law to Leonard Millstein.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

        During the past five years, no present director or executive officer of the Company has been the subject matter of any of the following legal proceedings:

        (a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

        (b) any criminal convictions;

        (c) any order, judgment, or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

        (d) any finding by a court, the SEC or the CFTC to have violated a federal or state securities or commodities law.

        Further, no such legal proceedings are known to be contemplated by governmental authorities against any director or executive officer.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT.

        The following table sets forth the Common Stock ownership, including options to purchase stock, of each person known by the Company to be the beneficial owner of five percent (5%) or more of the Company's Common Stock, each director individually and all officers and directors of the Company as a group as of July 18, 2001. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial. As of July 18, 2001, the Company had 39,848,265 shares of Common Stock outstanding.

Name and Address                                Number of Shares
   of Owner                                    Beneficially Owned      Percentage of Total
----------------                               ------------------      -------------------
Leonard Millstein                                  5,400,159(1)                13.5%
Ellen Millstein
1677 Calle Alta
La Jolla, CA 92037

Boris V. Skurkovich, M.D.                          5,177,270(1)                12.9%
18 Blaisdell Ave
Pawtucket, RI 01860

Name and Address                                Number of Shares
   of Owner                                    Beneficially Owned      Percentage of Total
----------------                               ------------------      -------------------
Gerard K. Cappello                                 2,765,660(3)                 6.5%
1299 Ocean Avenue
Suite 306
Santa Monica, CA 90401

Edmond F. Buccellato                               2,144,443(4)                 5.3%
6355 Topanga Canyon
   Boulevard, Suite 510
Woodland Hills, CA 91367

Simon Skurkovich, M.D.
802 Rollins Avenue                                 2,026,770(5)                 5.0%
Rockville, MD 20852

Lawrence Loomis
9110 Red Branch Road                               1,610,000(6)                 4.0%
Columbia, MD 21045

Alexander L. Cappello
1299 Ocean Avenue                                  1,324,149(7)                 3.2%
Suite 306
Santa Monica, CA 90401

John M. Bendheim
2001 S. Barrington Street                            208,744(8)                   *
Suite 100
Los Angeles, CA 90025

Thomas J. Pernice
1299 Ocean Avenue, Suite 306                         755,919(9)                 1.9%
Santa Monica, CA 90401

William M. Finkelstein                                     0                      *
6355 Topanga Canyon Boulevard, Suite 510
Woodland Hills, CA 91367

All officers and directors as a group (9)         18,647,454(10)               42.5%

----------

(1) Leonard and Ellen Millstein are husband and wife. Shares held in their names comprise shares held in his name (565,100), shares held in her name (2,713,359), shares held in the name of William Millstein (888,350), shares held in the name of Melvin Millstein (1,108,350), and options in his name to purchase up to 125,000 shares of Common Stock at an exercise price of $0.20 per share. Mr. Millstein and Mrs. Millstein disclaim beneficial ownership of the shares held in the other's name and disclaim that they are part of any "group" for SEC purposes.

(2) Shares held in the name of Boris Skurkovich include shares held in his name (2,505,270), and shares held in the name of Carol Marjorie Dorros (550,000), Samuel Skurkovich (701,000), and Samuel Aaron Skurkovich (1,121,000). Includes options to purchase up to 100,000 shares of Common Stock at an exercise price of $0.01 per share; options to purchase up to 150,000 shares of Common Stock at an exercise price of $0.20 per share, and options to purchase 50,000 shares of Common Stock at an exercise price of $0.10 per share.

(3) Shares held in the name of Gerard Cappello include warrants held in his name to purchase 655,919 shares of Common Stock at an exercise price of $0.15 per share and warrants to purchase 1,405,541 shares of Common Stock at an exercise price of $0.15 per share held in the name of Cappello Capital Corp. ("CCC"), a company wholly-owned by Mr. Cappello. Shares held also include the right to acquire 100,000 shares of Common Stock upon conversion of Convertible Debt held in Mr. Cappello's name, and the right of CCC to acquire 604,200 shares of Common Stock upon exercise of the Investment Option for up to $151,050 principal amount of Convertible Debt and conversion of such Convertible Debt.

(4) Shares held in the name of Edmond F. Buccellato comprise shares held in his name (500,000), and shares held in the names of Edmond F. and Leana J. Buccellato Living Trust (1,331,666 shares), Amy Buccellato (8,400 shares), Matthew Buccellato (10,490 shares) and Buccellato & Finkelstein, Inc. (88,334). Includes options to purchase up to 105,543 shares of Common Stock at an exercise price of $0.10 per share, options to purchase up to 50,000 shares of Common Stock at an exercise price of $0.10 per share and options to purchase up to 50,000 shares of Common Stock at an exercise price of $0.20 per share.

(5) Shares held in the name of Simon Skurkovich include options to purchase up to 300,000 shares of Common Stock at an exercise price of $0.10 per share, and options to purchase up to 623,000 shares of Common Stock at an exercise price of $0.10 per share. Simon Skurkovich is the father of Boris Skurkovich and Ellen Millstein but disclaims beneficial ownership of the shares attributed to both of them and disclaims that the three of them are part of a "group" for SEC purposes.

(6) Includes shares held in the names of Larry Loomis (1,325,000 shares) and New Horizons Diagnostics, Inc. (200,000 shares). Includes options to purchase up to 75,000 shares of Common Stock at an exercise price of $0.20 per share and options to purchase up to 10,000 shares of Common Stock at an exercise price of $0.10 per share.

(7) Shares held in the name of Alexander Cappello include warrants held in his name to purchase 100,000 shares of Common Stock at an exercise price of $0.25 per share, and warrants held by the Alexander L. and Linda Cappello Family Trust to purchase 1,115,061 shares of Common Stock at an exercise price of $0.15 per share. Also includes the right to acquire 109,088 shares of Common Stock upon conversion of Convertible Debt. Alexander Cappello is the brother of Gerard Cappello.

(8) Shares held in the name of John Bendheim comprise warrants to purchase 100,000 shares of Common Stock at an exercise price of $0.25 per share, and the right to acquire 108,744 shares of Common Stock upon conversion of Convertible Debt.

(9) Shares held in the name of Thomas J. Pernice include warrants to purchase 100,000 shares of Common Stock at an exercise price of $0.25 per share, and warrants assigned by CCC to him to purchase 655,919 shares of Common Stock at an exercise price of $0.15 per share.

(10) Includes 2,070,980 shares of Common Stock underlying warrants, 1,638,543 shares of Common Stock underlying options and 317,832 shares of Common Stock underlying Convertible Debt.

* Represents less than 1% of the outstanding Shares of Common Stock.

                            DESCRIPTION OF SECURITIES

COMMON STOCK AND PREFERRED STOCK

        The Company's authorized capital stock consists of 100,000,000 authorized shares of common stock, $.001 par value, and 20,000,000 authorized shares of preferred stock, $.001 par value ("Preferred Stock"). The Certificate of Incorporation ("Certificate") authorizes a class of preferred stock commonly known as a "blank check" preferred stock. The Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the Company's stockholders, is authorized to fix the relative rights, preferences, privileges and restrictions applicable to each series of Preferred Stock. Such shares of Preferred Stock, if and when issued, may have rights, powers and preferences superior to those of the Common Stock.

        The holders of Common Stock are entitled to one (1) vote for each share on all matters voted on by stockholders, including the election of directors and, except as otherwise required by law, or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, exclusively possess all voting power. The holders of Common Stock do not have any cumulative voting, conversion, redemption or preemptive rights. Subject to any preferential rights of any outstanding series of Preferred Stock designated by the Board of Directors from time to time, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders.

        The Certificate provides that directors may be removed with or without cause, and only upon the affirmative vote of holders of at least 66-2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, subject to any rights of holders of Preferred Stock; provided, however, that where such action is approved by a majority of the directors the affirmative vote of only a majority of the holders of all outstanding shares of Common Stock will be required for approval of such action.

        The Certificate contains provisions requiring the affirmative vote of the holders of at least 66-2/3% of the voting power of the voting stock, to amend certain provisions of the Certificate, or to amend any provision of the Bylaws; provided, however, that where such action is approved by a majority of the directors the affirmative vote of only a majority of the holders of all outstanding shares of Common Stock will be required for approval of such action.

        As of July 18, 2001, there were approximately 1560 holders of record of our Common Stock. This number does not include those beneficial owners whose securities are held in street name. We estimate that the total number of record and beneficial stockholders is more than 3,500.

CONVERTIBLE SUBORDINATED DEBT

        During the year ending December 31, 2000, the Company sold in a private placement to accredited investors an aggregate of $1,510,500 in principal amount of 10% Convertible Subordinated Debt due September 30, 2004. Under the terms of the Convertible Debt, the principal bears interest at 10% per annum payable semi-annually in cash or in additional convertible subordinated debt and is convertible into shares of Common Stock of the Company at a conversion price per share equal to twenty-five cents ($0.25), subject to certain anti-dilution provisions. The Company sold the Convertible Debt to accredited investors pursuant to Section 4(2) of the Securities Act of 1933, as amended (Act), and Rule 506 of Regulation D, promulgated under the Act.

                        DISCLOSURE OF COMMISSION POSITION
                ON INDEMNIFICATION FOR SECURITIES AND LIABILITIES

        Section 145 of the General Corporation Law of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. If the person indemnified is not wholly successful in such action, suit or proceeding, but is successful, on the merits or otherwise, in one or more but less than all claims, issues or matters in such proceeding, such person may be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with each successfully resolved claim, issue or matter. In the case of an action or suit by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in the view of all the circumstances of the case such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

        The Certificate of Incorporation of the Company provides that a director of the Company will not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit.

        The Bylaws of the Company provide that each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he or she is or was a director, officer, employee or agent of the Company (which term includes any predecessor corporation of the Company) or is or was serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise, will be indemnified by the Company to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection therewith and such indemnification will inure to the benefit of the indemnitee's heirs, executors and administrators.

        There is no pending material litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened material litigation that may result in claims for indemnification by any director, officer, employee or other agent.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officer and controlling persons of the small business issuer pursuant to the provisions of the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   THE COMPANY

        Advanced Biotherapy, Inc. is a corporation organized and existing under the laws of the State of Delaware, headquartered in Woodland Hills, California. We are a biotechnology company developing therapeutics for a range of autoimmune diseases based on an anti-cytokine platform technology. Cytokines are soluble components of the immune system that are largely responsible for regulating the immune response. When overproduced, as in certain autoimmune diseases, interferons and cytokines can lead to immune system disturbance and inflammation. This results in localized tissue damage and leads to the pathology seen in autoimmune diseases (AD). The Company plans to develop drugs designed to reduce the levels of certain cytokines.

To date, our activities have consisted primarily of research, development and non-United States clinical trials. Such activities have resulted in accumulated losses at June 30, 2001.

        We develop drugs that may effectively treat a range of autoimmune diseases. Our technology is based upon the work of Dr. Simon Skurkovich and Dr. Boris Skurkovich who first suggested that autoimmune disease may be the result of augmented cytokine production (Nature, Vol. 241, P 551-552, 1974). We have conducted a number of clinical trials at major institutes of the Medical Academy of Sciences in Russia, in which we have evaluated the efficacy of a series of polyclonal antibodies, raised against a variety of cytokines, in autoimmune diseases such as rheumatoid arthritis (RA), multiple sclerosis (MS) and acquired immunodeficiency disease (AIDS).

        In two randomized, placebo-controlled, double blind trials conducted in Russia, we believe we have demonstrated efficacy of our anti-cytokine strategy in both RA and MS. These studies have permitted us to determine which cytokines are most active in the AD process, and therefore, which need to be reduced to treat the disorder. With a five-day treatment course, statistically significant and clinically relevant responses were obtained that persisted for as long as one year after treatment termination in the MS studies and for one month in the RA studies.

        Prior to marketing the Company's development stage products, the Company must obtain regulatory approval from the United States Food and Drug Administration ("FDA"). The Company is not sufficiently funded to allow it to complete the product development process, obtain FDA approval, and market its products. However, the Company plans to seek additional financing through the private sale of restricted securities to investors, enter into joint ventures or licensing or similar arrangements with large pharmaceutical companies to provide the funding necessary for additional activities. There can be no assurance that the Company will enter into any such arrangements, obtain the appropriate regulatory approvals, or develop, manufacture, market, or distribute commercially viable products.

        To date, the Company's activities have consisted primarily of research, development and human clinical testing. Such activities have resulted in accumulated deficit of $4,587,157 at June 30, 2001. The Company anticipates that it will incur substantial losses in the foreseeable future as a result of its continued product development. There are no assurances that the Company will be successful in completing its product development, receive FDA approval, implement manufacturing operations and commercially market its development stage products.

        The Company develops drugs that may effectively treat a range of autoimmune diseases. The technology of the Company is based upon the work of Drs. Simon and Boris Skurkovich who first suggested that autoimmune disease may be the result of augmented cytokine production (Nature, Vol. 241, P 551-552, 1974). The Company has conducted both a pilot and two clinical trials (conducted at major institutes of the Medical Academy of Sciences in Russia), in which it has evaluated the efficacy of a series of polyclonal antibodies, raised against a variety of cytokines, in autoimmune diseases such as rheumatoid arthritis
(RA), multiple sclerosis (MS) and acquired immunodeficiency disease (AIDS).

        The Company anticipates that it will incur substantial losses in the foreseeable future as a result of its continued product development. There are no assurances that the Company will be successful in completing its product development, receive FDA approval, implement manufacturing operations and commercially market its development stage products.

BUSINESS OBJECTIVE

        The business strategy of the Company is twofold in nature and involves the engagement of a corporate partner to assist in the clinical development of its drug treatments for autoimmune disorders. This will involve, upon the identification of such a partner, the filing of the necessary documents with the FDA, conducting clinical trials and obtaining the necessary new drug application regulatory approvals. The Company does not intend to market its drug products if they are approved by the FDA, but will instead seek a royalty arrangement with a corporate partner who will market the product when and if it is approved.

        The second element of the Company's business strategy is to seek out merger and acquisition candidates that can either expand the Company's technology base in the area of autoimmune disease therapeutics or bring approved products into the Company that will generate recurring revenue.

        The amount spent on research and development by the Company for the fiscal year ended December 31, 2000 and 1999 was $39,579 and $156,280, respectively.

TECHNICAL BACKGROUND

        The Company's main biotechnology platform involves the use of antibodies directed against certain carefully selected cytokines. An antibody is a protein that is secreted by cells in the blood and is part of the body's natural defense system against foreign invaders such as viruses or bacteria. Antibodies seek out and selectively bind to their targets, triggering such effects as neutralizing toxins and marshaling the immune system against infectious microorganisms and cancer cells. The Company believes that its development-stage antibody treatment removes or neutralizes certain interferons and cytokines. These are soluble components of the immune system that are largely responsible for regulating the immune response and inflammation. During certain ADs, such as RA, MS and Type I diabetes, certain interferons (IFN) and other cytokines are over produced by the human body which results in localized damage to organs and tissues and constitutes the pathology of AD.

        In particular, interferon-alpha (IFN-(alpha)) or interferon-gamma (IFN-(gamma)) is known to trigger or exacerbate ADs in animals prone to AD, and in patients who have had underlying autoimmune conditions or a predisposition to them. In animal models of a number of human ADs, the administration of antibodies to IFN-(alpha) or IFN-(gamma) halted or delayed these diseases. This includes antibodies to IFN-(gamma) given to:

        1. New Zealand Black and White mice known to develop a severe AD similar to systemic lupus erythematosus in humans.

        2. Lewis rats afflicted with actively-induced experimental AD of the peripheral nervous system.

        3. NOD mice, an animal model of human Type I Diabetes.

        4. BB/Wor rats, a diabetes-prone strain, and CBA/J mice, a strain susceptible to experimental autoimmune thyroiditis (EAT). In all cases, the anti-IFN-y antibodies suppressed or reduced the disease.

        The biological basis for which the immune system launches an immune response directed against a "self antigen" is still considered unclear. Many of the autoimmune diseases are, however, associated with identifiable antigens of the Human Leukocyte Antigen (HLA) complex, specifically, the Class II proteins. The cells which constitute the immune system are not confined to one location or organ, so there is a need for them to communicate with each other in order for the various components (mediator cells, phagocytic cells, T-cells and B-cells) of the system to function in a coordinated manner. The agents, which effect this communication, are the cytokines. Biochemically, the cytokines are small proteins or polypeptides and include the interferons, IFN, (alpha, beta and gamma), as well as the Interleukins (IL) and the Tumor Necrosis Factors (TNF), that include TNF alpha (TNF-(alpha)) and TNF beta (TNF-(beta)).

        The cytokines are divisible into the pro-inflammatory (IL-1, 2 and 12, INF-(gamma), INF-(alpha), TNF-alpha and TNF-beta) and the anti-inflammatory cytokines (IL-4, 5, 6, 10, 13 and IFN-Beta). Transforming growth factor
(TGF)-beta is also an anti-inflammatory cytokine.

        There is substantial data in the literature documenting that upon immune system activation, the cytokines spring into action in a coordinated manner that can best be described as a pseudo-cascade. Each cytokine has a specific role in the coordination of the immune response and in the inflammatory process. Cytokine interactions with cells can result in cell proliferation, suppression, or differentiation and may also result in the synthesis of other cytokines by the target cell.

IFN-(GAMMA) AS A THERAPEUTIC TARGET

        The cytokine pseudo-cascade is initiated by IFN-(gamma) which is followed by the production of other inflammatory cytokines such as TNF-(alpha) and IFN-(alpha) that exert effects on yet other cells which result in the actual pathology of various ADs. The relevant cascade for the production of killer T-Cells (TH-1 Line) is as follows:

        IFN-(gamma)+IL1+antigen--Killer T cell--TNF-(alpha) + IFN-(gamma) + IFN-(alpha) secretion

        Simply sequestering TNF-(alpha), as do Embrel(TM) and Remicade(TM), two products that are already on the market, may not effectively deal with the overproduction of IFN-(alpha) and IFN-(gamma), both of which are pro-inflammatory. Removing IFN-(gamma) would, however, remove or lower all three inflammatory cytokines since IFN-(gamma) is upstream in location to TNF-(alpha) in the cytokine cascade. IFN-(gamma) is responsible for the activation of killer T-cells that produce many inflammatory cytokines. It, therefore, is upstream to many of the other cytokines and its reduction in AD may represent an effective therapeutic strategy. The Company's drug development strategy therefore centers on the reduction of IFN-(gamma) levels in AD patients.

        A global effect on reducing the cytokine cascade may be possible by removing or reducing IFN-(gamma). The Company believes that treatment by TNF-(alpha) lowering drugs alone has little to no effect on the activation of killer T-cells that produce many of the harmful cytokines. The Company's product development is conceptually based on this immunological postulate.

        IFN-(gamma) also leads to the synthesis of MHC class II antigens in a variety of cell types. Induction of these antigens is thought to be associated with the autoimmune pathology in a number of diseases. The induction of activated T-cells requires that these specific MHC class II antigens be expressed, and this induction is a component of the resulting tissue destruction and inflammation in autoimmune disorders. Reduction of IFN-(gamma) would, therefore, be expected to inhibit activation of killer T-cells and, therefore, reduce or avoid the autoimmune reaction.

        In addition, a recent study has shown that IFN-(gamma) levels correlate with the disability score in MS patients (Mult. Scler, Feb. 2000, Vol. 6, P. 19-23), and another study showed that sequestering of IFN-(gamma) in mice prevented the onset of autoimmune Diabetes Mellitus (Gene Ther., May 1999, Vol. 6, P. 771-7). Both of these observations provide further support the central role of IFN-(gamma) in the etiology of autoimmune diseases, and further suggest that reducing the levels of this cytokine may have therapeutic benefit.

PRODUCT DEVELOPMENT PLAN

        The process of the cytokine pseudo-cascade is extremely complex and not fully understood, but it appears that this process results in the overproduction of the inflammatory cytokines, IFN-(gamma) and TNF-(alpha), that can contribute to the pathology of AD. The Company, and much of the immunology community, agrees that the regulation of TNF-(alpha) and IFN-(gamma) presents an opportunity for new drug development in a variety of autoimmune diseases. Clearly the autoimmune diseases are associated with high levels of cytokines in the blood, and there is now ample evidence that sequestration of certain cytokines, such as TNF-(alpha) and IFN-(gamma), is associated with symptomatic relief of autoimmune diseases such as RA, MS and Crohn's disease. The two products that are already on the market that target the reduction of TNF-(alpha), Embrel(TM) and Remicade(TM), are, in the Company's opinion, not optimal for the management of AD. The therapeutic proof of principle therefore already exists for the usefulness of cytokine mediating strategies as therapeutic interventions in autoimmune disease.

        The Company believes that the existing cytokine mediating drugs (TNF-(alpha) based) only represent the first approximation of the full potential of this therapeutic strategy, and that enhanced efficacy may be obtained by targeting other cytokines such as IFN-(gamma), which occupies a more upstream position in the cytokine cascade than TNF-(alpha). The Company also believes that the systemic administration of anti-cytokine biologically based drugs is not the ideal strategy because of the development of neutralizing antibodies and the potential for the development of hyperimmune sensitization. These issues are becoming increasingly apparent with the biologically based products currently on the market and constitute the rationale for the Company's anti-cytokine extracorporeal device development program which will employ antibodies to both IFN-(gamma) and TNF-(alpha) that are coupled to a solid phase matrix on a filtration column. The patient's blood is passed through the column and the antibodies coupled to the column effect a removal of the targeted cytokines. This treatment strategy has the advantage of avoiding completely the exposure of the patient to any drug or foreign substance and in so doing removing any toxicity issues in the drug development process. Toxic side effects are a major reason drugs fail to be approved by the FDA.

        ADs probably represent one of the single largest disease classes, comparable to the cardiovascular, central nervous system, and type II diabetes markets. The major autoimmune diseases are RA, MS, Crohn's disease, and type I diabetes, but also include a host of other disorders, (See Table I). In addition to the extensive list of diseases that have been demonstrated to be autoimmune in character, there are numerous other large market indications that have been suggested to have an autoimmune etiology. These include Alzheimer's disease, schizophrenia and others.

                                     TABLE I
                            MAJOR AUTOIMMUNE DISEASES

Addison's disease                                Hasimoto's disease
Amyotrophic lateral sclerosis                    Systemic lupus erythematosus
(Lou Gehrig's disease)                           Male infertility
Autoimmune diseases of the ear                   Multiple sclerosis
Autoimmune diseases of the eye                   Myasthenia Gravis
Autoimmune hepatitis                             Psoriasis
Corneal transplant rejection                     Rheumatic fever
Crohn's disease                                  Rheumatoid arthritis
Diabetes (Type I)                                Sarcoidosis
Epididymitis                                     Scleroderma
Glomerulonephritis                               Sjogren's syndrome
Graves' disease                                  Thyroiditis
Guillan-Barre syndrome                           Vasculitis


           NEUROLOGICAL DISEASES WITH A SUSPECTED AUTOIMMUNE COMPONENT

             Alzheimer's Disease                  Depression
             Autism                               Parkinson's disease
                                                  Schizophrenia

        Current treatment of autoimmune diseases is inadequate and involves rather primitive and global immunosuppression by using adrenal steroids, cytotoxic agents, immunosuppressants, and antimitotics, all of which have substantial toxicity associated with them due to their lack of specificity. Recently, the cytokine strategy has emerged in the therapeutic arena in the form of administering anti-inflammatory cytokines, such as Beta Interferon (IFN-(beta)) and specifically Betaseron(TM) and Avonex(TM) for treating MS. Also, the recent introduction of two anti-TNF-alpha products (Embrel(TM) and Remicade(TM)) has further demonstrated the efficacy of the cytokine mediation therapeutic strategy. Although each of these products is useful in treating ADs, they clearly only represent the first wave of products based on this strategy and were conceived and developed at a time when the knowledge of the cytokine cascade was far less understood than it is today.

        The now appreciated pivotal position of IFN-(gamma) in the cytokine cascade, coupled with the clinical data generated in our studies, suggests that the Anti-IFN-(gamma) therapeutic strategy may be superior to existing therapies for both MS and RA, with regard to both efficacy and safety. The mission of the Company is to develop these improved cytokine mediating therapeutic strategies and bring them to market as new drugs.

CLINICAL STUDIES / RHEUMATOID ARTHRITIS (RA)

        In an effort to demonstrate clinical proof of principle that IFN-(gamma) antibodies show clinical efficacy, two double-blind, randomized, placebo-controlled studies were conducted in RA patients in Russia. These studies employed the Company's polyclonal antibodies to IFN-(gamma), which were raised in goats. The IgG fraction was obtained by purification and used directly via intramuscular injection. The results of both clinical studies were similar, showing that a five-day treatment course with Anti-IFN-(gamma) given twice a day produces a marked and statistically significant response within the first week of treatment. In addition, the patients in the Anti-IFN-(gamma) treatment group showed a therapeutic response at one month post-treatment, suggesting a rather long lasting effect of the therapy.

        Being mindful of the study limitations, the data indicate that the Anti-IFN-(gamma) group had a significant and clinically relevant response to the drug. The rather long response experienced by the patients who received Anti-IFN-(gamma) could be of substantial clinical significance, especially given the fact that the treatment course was only five days. Management believes that both studies provide supportive proof of principle in humans that sequestering IFN-(gamma) is a viable therapeutic strategy in RA. Longer treatment periods may further enhance the duration of Anti-IFN-(gamma) therapeutic efficacy. The application of the extracorporeal treatment strategy may further enhance therapeutic efficacy and the Company intends to seek out a corporate partner to evaluate this possibility.

CLINICAL DATA / MULTIPLE SCLEROSIS (MS)

        Although smaller in size, the MS market is substantial and lucrative. Avonex(TM) and Betaseron(TM) have made significant inroads into this market but they still leave much to be desired from an efficacy standpoint. These two drugs are different forms of interferon-beta, an anti-inflammatory cytokine that is thought to act by reducing the blood levels of IFN-(gamma). The Company has sponsored a 30-patient trial (in Russia) in secondary progressive MS patients comparing Anti-IFN-(gamma) to placebo and employing a similar study design to that used in the two RA studies. The Anti-IFN-(gamma) treatment group experienced statistically significant improvements in a variety of clinical outcomes, including magnetic resonance imaging data and degree of progression.

        As seen in the pilot RA studies, the Anti-IFN-(gamma) treatment group experienced a protracted therapeutic effect. After 12 months post-treatment, the Anti-IFN-(gamma) patients still showed significant improvement relative to the placebo group on a number of endpoints, including disease progression and the number of active MRI lesions.

        Although preliminary in nature, both the RA and MS pilot clinical trial results provide a proof of concept that Anti-IFN-(gamma) is a potentially viable therapeutic strategy for both of these ADs. The data suggest that the autoimmune cascade may be more permanently blunted, (compared to reducing TNF-(alpha) levels) by reducing IFN-(gamma) levels for a relatively short period of time. The Company believes that longer-term treatments with Anti-IFN-(gamma) or employing the extracorporeal treatment strategy could provide enhanced efficacy and longer remission.

        The amount spent on research and development by the Company for the fiscal year ended December 31, 2000 and 1999 was $39,579 and $156,280, respectively.

MANUFACTURING

        The Company intends to out-source product manufacturing and has identified several contract manufacturers as having suitable facilities for manufacturing large quantities of antibodies. The raw materials are used as base components in a number of drug products and are commercially available nationally and internationally.

        The Company has not entered into any manufacturing agreement for antibodies and there is no assurance that any agreements will be entered into in the future.

GOVERNMENT REGULATION

        The Company's activities are subject to extensive federal, state, county and local laws and regulations controlling the development, testing, manufacture and distribution of medical treatments. The type of antibody-based products described in the section entitled "Product Development Plan" above will be subject to regulation as therapeutics or devices by the FDA, as well as varying degrees of regulation by a number of foreign governmental agencies. To comply with the FDA regulations regarding the manufacture and marketing of such products, the Company would likely incur substantial costs relating to laboratory and clinical testing of new products, and for the preparation and filing of documents in the formats required by the FDA. There are no assurances that the Company will receive FDA approval necessary to commercially market its products, if any, and that if the Company is successful, it will not encounter delays in bringing its new products to market as a result of being required by the FDA to conduct and document additional investigations of product safety and effectiveness.

FEDERAL DRUG ADMINISTRATION REGULATION

        The FDA approved process for conducting clinical trials in the United States consists of four steps that all new drugs, antibiotics and biologicals must follow.

        They are:

        1.      Investigational new drug application (IND)

        2.      Clinical trials

        3.      New drug application (review and approval)

        4.      Post-marketing surveys

        On January 11, 1993, the FDA approved new procedures to accelerate the approval of certain new drugs and biological products directed at serious or life-threatening illnesses. These new procedures will expedite the approvals for patients suffering from terminal illness when the drugs provide a therapeutic advantage over existing treatments. The Company believes that the products under consideration by the Company will fall under the FDA guidelines for accelerated approval for drugs and biological products directed at serious and life threatening disease because the Company's products are targeted as potential treatments for RA and MS and are expected to be non-toxic in the extracorporeal treatment paradigm.

        The Company believes that the first step in the approval process, IND approval, will take approximately 24 to 36 months. The Company will provide the FDA with the results of comprehensive human clinical trials already conducted outside the U.S.

        Upon successful completion of the IND phase, the next step typically would be to commence large-scale clinical trials with the Company's compounds. Clinical trials are conducted in three phases, normally involving progressively larger numbers of patients. The Company, in conjunction with its FDA consultant and to-be-identified corporate partner, would plan to select key physicians and hospitals to actively conduct these studies. Phase I clinical trials will be concerned primarily with learning more about the safety of the drug, though they may also provide some information about the safety of the drug and information about effectiveness. Phase I testing is normally performed on healthy volunteers although for drugs directed at HIV/AIDS and cancer, testing on infected people is permitted. The test subjects are paid to submit to a variety of tests to learn what happens to a drug in the human body; how it is absorbed, metabolized and excreted, what effect it has on various organs and tissues; and what side effects occur as the dosages are increased. The principal objective is to determine the drugs' toxicity. Phase I trials generally involve 20-40 people at an estimated cost of $10,000 per patient, taking three to six months to complete.

        Assuming the results of Phase I testing present no toxic or unacceptable safety problems, Phase II trials may begin. In many cases, Phase II trials may commence before all the Phase I trials are completely evaluated if the disease is life threatening and preliminary toxicity data in Phase I shows no toxic side effects. In the case of clinical trials on drugs to treat life threatening disease, Phase I and Phase II trials are sometimes combined to show initial toxicity and efficacy in a shorter period of time. The primary objective of this stage of clinical testing is designed to show whether the drug is effective in treating the disease or condition for which it is intended, and to establish the optimal dose level for pivotal efficacy phase III trials. Phase II studies may take one or more years or longer and involve a few hundred patients in randomized, controlled trials that also attempt to disclose short-term side effects and risks in people whose health is impaired. A number of patients with the disease or illness will receive the treatment while a control group will receive a placebo. The cost per patient is estimated at $10,000.

        At the conclusion of Phase II trials, the FDA and the Company will have a clear understanding of the short-term safety and effectiveness of the drugs and their optimal dosage levels. Phase III clinical trials will generally begin after the results of Phase II are evaluated. The objective of Phase III is to develop information that will allow the drug to be marketed and used safely. Phase III trials will involve hundreds, and sometimes thousands, of people with the objective of expanding on the research.

        Patient estimates for each phase of the clinical trial process are as follows for both the MS and RA indications:

        Phase I-           30
        Phase II-         200
        Phase III-        500

        The third step that is necessary prior to marketing a new drug is the New Drug Application (NDA) submission and approval for an injectable product that is administered directly to a patient. In this step, all the information generated by the clinical trials will be reviewed and if successful, the drug will be approved for marketing.

        The final step is the post-marketing surveillance or surveys of patients being treated with the drug to determine its long-term effects. This has no effect on the marketing of the drug unless highly toxic conditions arise. The time required to complete the above procedures averages seven years, however, there is no assurance that the Company will ever receive FDA approval of any of its products.

        The Company's clinical trials are at a very early stage and the Company has not received approval from the FDA or any other governmental agency for the manufacturing or marketing of any products under development. Consequently, the commencement of manufacturing and marketing of any products in the U.S. is, in all likelihood, a number of years away. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of such products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which the Company will have the exclusive right to exploit them.

        Upon contracting with a strategic partner, the Company anticipates that it will take up to 60 months before an injectable product will be available for FDA investigation and approval.

COMPETITION

        The Company will encounter significant competition from firms currently engaged in the biotechnology industries. The majority of these companies will be substantially larger than the Company, and have substantially greater resources and operating histories. The Company is aware of other competitors seeking treatments for ADs such as MS and RA, however, the Company is not aware of any competitors seeking to produce the same antibody-based products as the Company.

PRODUCT LIABILITY EXPOSURE

        The Company does not maintain any product liability insurance. Even if the Company obtains product liability insurance, there is no assurance that available amounts of coverage will be sufficient to adequately protect the Company in the event of a successful product liability claim. Accordingly, if litigation is initiated against the Company, the Company will have to pay all costs associated with the litigation as well as any judgment rendered against the Company. In the event a large judgment is entered against the Company, the Company may not be able to pay the same and the Company could be forced to cease operations. However, the Company believes that it would not be held liable for injuries suffered by participants in its clinical trials because it plans to require each participating patient to execute a waiver of claims as a result of adverse reaction to the Company's products.

GLOSSARY OF TERMS

Antibody                                    A protein in the blood that is
                                            generated by B-lymphocytesor plasma
                                            cells in reaction to foreign
                                            proteins or antigens. Antibodies
                                            neutralize antigens and may result
                                            in immunity to the antigens.

Antigen                                     substance (usually foreign) that
                                            induces the formation of antibodies.

Autoimmune disease                          A disease in which the body produces
                                            an immune response to some
                                            constituent of its own tissue. Such
                                            diseases include MS, RA, insulin
                                            dependent diabetes, systemic lupus
                                            erythematosis, and AIDS.

Cytokine                                    A soluble substance produced by
                                            cells of the immune system to
                                            communicate with other immune system
                                            cells. These include
                                            colony-stimulating factors,
                                            interferons, interleukins, and tumor
                                            necrosis factors. Cytokines can be

                                            either pro or anti-inflammatory in
                                            nature. Also referred to as soluble
                                            mediators.

Extracorporeal Treatment                    A treatment strategy where the blood
                                            of a patient is passed through a
                                            device that is designed to
                                            selectively remove a molecular
                                            component of the blood, for example,
                                            IFN-(gamma) and/or TNF-(alpha).

Humanized antibody                          An antibody produced by generating
                                            human antibodies with fully human
                                            protein sequences using genetically
                                            engineered strains of mice in which
                                            mouse antibody gene expression is
                                            suppressed and functionally replaced
                                            with human antibody gene expression,
                                            while leaving intact the rest of the
                                            mouse immune system.

Ig (immunoglobulin)                         (IgA, IgD, IgE, IgG, and IgM) A
                                            group of serum proteins representing
                                            antibodies. See Antibody.

Immune response                             The events that occur in humans and
                                            other vertebrate animals when the
                                            body is invaded by foreign protein.
                                            It is characterized by the
                                            production of antibodies and may be
                                            stimulated by an infectious organism
                                            or parasite (bacteria, yeast, fungi,
                                            protozoa, etc.), transplanted
                                            material, vaccine, sperm or even the
                                            host's own tissue.

Immunegenecity                              The study of genetic aspects of the
                                            type and formation of
                                            immunoglobulins (antibodies).

Immune System                               The cells and tissues that
                                            collectively recognize and eliminate
                                            invading foreign substances like
                                            microorganisms, parasites, and tumor
                                            cells from the body.

Immunosuppressive                           Something that suppresses the immune
                                            system response.

Interferon-gamma                            A glycoprotein inflammatory cytokine
                                            induced in different cell sites and
                                            in response to a appropriate
                                            stimulus.

Lymphocyte                                  A type of white blood cell arising
                                            from tissue of the lymphoid systems.
                                            There are two types of lymphocytes:
                                            B cells and T cells. These cells are
                                            capable of being stimulated by an
                                            antigen to produce a specific
                                            antibody to that antigen and to
                                            proliferate to produce a population
                                            of such antibody-producing cells.

Lymphokine                                  Any of a number of soluble
                                            physiologically active factors
                                            produced by T lymphocytes in
                                            response to specific antigens.
                                            Important in cell-mediated immunity,
                                            lymphokines include interferon,
                                            macrophage arming factor, lymphocyte
                                            inhibition factor, macrophage
                                            inhibition factor, chemotactic
                                            factor and various cytotoxic
                                            factors.

Macrophage                                  A motile white cell type found in
                                            vertebrate tissue, including
                                            connective tissue, the spleen, lymph
                                            nodes, liver, adrenal glands and
                                            pituitary, as well as, in the
                                            endothelial lining of blood vessels
                                            and the sinusoids of bone marrow,
                                            and in the monocytes. They display
                                            phagocytic activity and process
                                            antigens for presentation to
                                            lymphocytes, which then prepare
                                            antigen-specific antibodies.

Pathogenic                                  Descriptive of a substance or
                                            organism that produces a disease.

Placebo                                     An indifferent substance in the form
                                            of a medicine given for the
                                            suggestive effect.

Polyclonal antibody                         An antibody produced in the normal
                                            immune response to an antigen
                                            consisting of a number of closely
                                            related, but not identical,
                                            proteins. The variation in
                                            Polyclonal antibodies reflects the
                                            fact that they are formed by a
                                            number of different lymphocytes, in
                                            contrast to monoclonal antibodies,
                                            which are formed by a clone of
                                            identical cells

Protein                                     Any group of complex nitrogenous
                                            organic compounds of high molecular
                                            weight that has amino acids as their
                                            basic structural units. Proteins are
                                            found in all living matter and are
                                            required for the growth and repair
                                            of tissue.

T-Cell                                      A type of lymphocyte that matures in
                                            the thymus gland. These cells are
                                            responsible for the cellular
                                            immunity processes, such as direct
                                            cell binding to an antigen, thus
                                            destroying it. T lymphocytes also
                                            act as regulators of the immune
                                            response as helper T cells, or
                                            suppressor T cells.

Tumor Necrosis Factor (TNF)                 A substance that is capable of
                                            killing tumor cells and eliciting
                                            inflammatory responses. It is
                                            produced by host monocytes and
                                            macrophages and is also referred to
                                            as cachectin.

PATENT STATUS AND PROTECTION OF PROPRIETARY TECHNOLOGY


        The Company has been issued United States patent Nos. 5,626,843 and 5,888,511, and Australia patent No. 730498. We also have received a "notice of allowance" from the United States Patent and Trademark Office (PTO) for a utility patent to be issued for an antibody to treat five autoimmune diseases. Management believes that the notice of allowance is a critical milestone for the Company. Management expects that the patent will be issued in December, 2001, and upon issuance the Company plans to disclose details about the patent. The PTO issues a notice of allowance when a company has completed the application and review process for a United States patent and has satisfied all of the legal criteria for patentability of the invention. The Company also has ten United States utility patents pending filed between December 22, 1997, and February 24, 2000, which have now been consolidated into six (6) pending utility patent applications. The Company also has two foreign applications pending in Europe and Canada and one PCT application.

        The Company believes that its most recently allowed patent gives the Company patent protection for a new anti-cytokine approach to treating different autoimmune diseases via both the extracorporeal and the injectable treatment route. These include rheumatoid arthritis, multiple sclerosis, juvenile rheumatoid arthritis, psoriatic arthritis and ankylosing spondylitis. The patented treatment uses various methods to neutralize or block specific combinations of cytokines and their receptors. In management's opinion, the Company's patented approach is broader in scope than certain other patented treatments.

DEPENDENCE UPON KEY PERSONNEL

        The Company relies greatly in its efforts on the services and expertise of its key staff, such as the Chief Executive Officer, the Director of Research and Development and other officers and directors. The operation and future success of the Company would be adversely affected in the event that any of them is incapacitated or the Company otherwise loses their services.

UNCERTAINTIES ASSOCIATED WITH RESEARCH AND DEVELOPMENT ACTIVITIES

        The Company intends to continue its research and development activities on its products and for the purpose of developing proprietary products. Research and development activities, by their nature, preclude definitive statements as to the time required and costs involved in reaching certain objectives. If research and development requires more funding than anticipated, the Company may have to reduce product development efforts or seek additional financing. There can be no assurance that the Company would be able to secure any necessary additional financing or that such financing would be available on favorable terms.

MARKETING

        Assuming the Company is able to obtain FDA approval of its products currently in development, it intends to market the same through collaborative relationships with other companies. It is the Company's intention that joint venture partners will be selected on the basis of experience and the degree of financial success they exhibit in the industry. There are no assurances that the Company will obtain FDA approval for its products, and there are no assurances that the Company will be successful in entering into agreements with established multinational companies.

EXECUTIVE OFFICES


        Our executive offices are located at 6355 Topanga Canyon Boulevard, Woodland Hills, California 91367, and our telephone number is (818) 883-6716.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULT OF OPERATIONS

RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

                The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards No. 7. We have generated little revenue in the past years and have suffered recurring losses from operations, resulting in an accumulated deficit of $4,587,157 at June 30, 2001. As of June 30, 2001, the Company has issued and outstanding 39,848,265 shares of its Common Stock. The Company is a development stage company and has no material assets other than cash. The Company had $304,360 in cash and short-term investments as of June 30, 2001. For the twelve-month period subsequent to June 30, 2001. The Company anticipates that its minimum cash requirements to continue as a going concern for the next twelve months will be approximately $800,000, and therefore, believes that it has inadequate cash to maintain operations during that period. In order to meet the foregoing cash requirements, the Company will have to raise additional capital or obtain a loan. There is no assurance, however, that the Company will be able to raise additional capital or obtain a loan. The Company's objective is to establish collaborative relationships with either a pharmaceutical or biotechnological company that could result in the generation of royalty payments to the Company. As of the date hereof, the Company has not entered into agreements with any pharmaceutical or biotechnological companies. In the event that the Company does not raise additional capital from any of the foregoing sources, it may have to curtail operations. The Company is also seeking out merger and acquisition candidates that can either expand the Company's technology base in the area of autoimmune disease therapeutics or bring FDA-approved products into the Company that will generate recurring revenue and cash flow.

        The Company's development goal is to produce, or have produced, a series of antibody-based products through collaborations with other biotechnology companies. The Company has identified several biotechnology companies that can develop and manufacture such antibodies and extracorporeal devices for the Company. The availability of this technology will make it possible to produce safer and more standardized antibodies for commencement of human clinical trials, under FDA guidelines, in the United States.

        The Company has no expected purchases or sales of significant equipment.

        There are no expected significant changes in the number of employees of the Company.

FISCAL 2000 COMPARED TO FISCAL 1999

        For the year ending December 31, 2000, the Company realized a net loss of $653,270 and a loss from operations of $827,084, compared to net income of $1,143,892 and a loss from operations of $334,278 for the year ending December 31, 1999. The loss from operations for the current year is principally due to a substantial increase in outside expense relating general corporate, SEC and patent legal costs, accounting, investment banking, investor relations, strategic partnering and other contract services, as the Company became an SEC reporting company, moved the listing of its Common Stock to the OTC Bulletin Board and embarked on an investor relations program, reincorporated in Delaware, raised additional capital, expanded its intellectual property portfolio and began an active corporate partnering initiative. All of these activities also caused salary, travel, entertainment, telephone and other office expenses to increase substantially during the year. The operating loss was partially offset by total other income of $173,814, principally as the result of an internal gain of $157,520 on the sale of Common Stock by certain officers of the Company, as a result of Section 16(b) of the Securities Exchange Act of 1934, which requires insiders to disgorge "short-swing profits." Total other income also benefited from the forgiveness of $45,396 of accounts payable, resulting from the failure of the vendors to pursue payment from the Company within the applicable statute of limitations.

        The net income for the year ending December 31, 1999 was the result of recognizing an extraordinary item related to an agreement by three key employees to forgive the Company of the cumulative accrued salaries owed to them through December 31, 1999 in the aggregate amount of $1,472,247 for salaries and $9,962 for interest. The Company also issued 842,953 non-qualified stock options to these employees, exercisable immediately and expiring on December 31, 2005 at an exercise price of $0.05 per share of Common Stock.

        Except for the historical information contained herein, the matters discussed herein are by their nature forward-looking. Investors are cautioned that forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Reference is made in particular to forward-looking statements regarding product development, capital sources, plan of operations and expenses. The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. Future operating results and the Company's stock price may be affected by a number of factors, including, without limitation: (i) availability of capital for research and development (ii) availability of capital for clinical trials; (iii) opportunities for joint ventures and corporate partnering; (iv) opportunities for mergers and acquisitions to expand the Company's biotechnology base or acquire revenue generating products; (v) the results of preclinical and clinical trials; (vi) regulatory approvals of product candidates, new indications and manufacturing facilities (vii) health care guidelines and policies relating to prospective Company products; (viii) intellectual property matters (patents) and
(ix) competition.

THREE MONTHS ENDED JUNE 30, 2001 AND 2000

        For the three months ended June 30, 2001, the Company realized a net loss of $259,340 compared to a net loss of $93,111 for the three months ended June 30, 2000, which $93,111 represented a loss from operations of $121,673 reduced by an extraordinary internal gain on sale of securities. The Company had increases in expenses over 2000 related to the following: professional fees in the amount of $47,887 principally due to increased legal fees related to its regulatory filing requirements with the Securities and Exchange Commission and other corporate matters, increased research and development expenses in the amount of $34,435, increased insurance in the amount of $11,500, increased depreciation and amortization in the amount of $9,029, increased rent in the amount of $18,493, and increased interest expense in the amount of $37,222 related to the Company's convertible subordinated debt.

SIX MONTHS ENDED JUNE 30, 2001 AND 2000

        For the six months ended June 30, 2001, the Company realized a net loss of $539,032 compared to a net loss of $170,088 for the six months ended June 30, 2000, which $170,088 represented a loss from operations of $329,671 reduced by an extraordinary internal gain on sale of securities. The Company had increases in expenses over 2000 related to the following: increased research and development expenses in the amount of $60,716, increased insurance in the amount of $23,959, increased depreciation and amortization in the amount of $17,977, increased rent in the amount of $127,079, increased interest expense in the amount of $75,543 related to the Company's convertible subordinated debt, and increased expenditures for legal fees related to its regulatory filing requirements with the Securities and Exchange Commission, other corporate matters, and patents and patents pending in the amount of $61,801. During the 6 months ended June 30, 2000, two officers of the Company sold stock at a gain after purchasing stock through a stock bonus plan. In compliance with the Securities and Exchange Rule 16b, the stockholders remitted the gains to the Company. The gains amounted to $129,445 for one officer, $28,075 for the other officer, both which are reflected in the income statement as internal gain on sale of securities.

                             DESCRIPTION OF PROPERTY

        The Company receives the use of approximately 3,500 square feet of commercial building space on a rent-free basis from a firm owned by a director. The Company receives use of office space on a rent-free basis from a firm owned by Edmond F. Buccellato. No formal agreement memoralizes these month-to-month arrangements.

        The Company owns a nominal amount of lab equipment, office equipment and furniture, all of which have been entirely or substantially written off as depreciated assets.


                              FINANCIAL STATEMENTS

        The financial statements are included herewith and incorporated herein by reference beginning with the Table of Contents on Page F1.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

        There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Form SB-2/A.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In connection with issuance of bonus shares to various individuals pursuant to the Company's Stock Bonus Plan adopted in January, 2000, as an incentive for performance by eligible employees, the Company financed the $0.05 per share purchase price for the shares for Edmond F. Buccellato, Lawrence Loomis and Boris Skurkovich, M.D. in the amounts of $75,000, $50,000 and $75,000, respectively. The notes for these amounts mature on December 31, 2002 and bear interest at 6.5% per annum. The Company also set off the $200,000 purchase obligation of Simon Skurkovich, M.D. against an obligation of the Company to him for accrued but unpaid salary.

        Alexander L. Cappello is the brother of Gerard K. Cappello, the sole shareholder, president and chief executive officer of Cappello Capital Corp. which was retained by the Company in January, 2000 to render financial advisory and investment banking services and thereupon was granted warrants to purchase 4,685,135 shares of Common Stock at $0.15 per share. Such warrants have been assigned to certain Selling Shareholders including Alexander Cappello. Cappello Capital Corp. raised $1,510,500 in convertible subordinated debt for the Company, was paid $124,981 in fees and expenses related thereto, and was granted an option to purchase $151,050 principal amount of Convertible Debt at par. Thomas J. Pernice is an officer of Cappello Group, Inc.


                      MARKET FOR REGISTRANT'S COMMON STOCK
                         AND RELATED STOCKHOLDER MATTERS

        As of February 15, 2000, the Company's Common Stock was quoted again on the Bulletin Board operated by the National Association of Securities Dealers, Inc. (the "Bulletin Board") under the symbol "ADVB." During 1999, the Common Stock was quoted on the Bulletin Board for part of the year and quoted on other electronic marketplaces for the rest of the year. The table shows the high and low bid quotations of the Company's Common Stock during each of the four quarters of the 1999 and 2000 fiscal years, and the first two quarters of the 2001 fiscal year, and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

1999 FISCAL QUARTER ENDED:                HIGH BID       LOW BID
                                            -----         -----
March 31                                    $0.20         $0.10
June 30                                     $0.08         $0.05
September 30                                $0.10         $0.01
December 31                                 $0.35         $0.05

2000 FISCAL QUARTER ENDED:

March 31                                    $2.63         $1.75
June 30                                     $1.81         $0.44
September 30                                $1.00         $0.50
December 31                                 $0.75         $0.20

2001 FISCAL QUARTER ENDED:

March 31                                    $0.53         $0.24
June 30                                     $0.34         $0.20


HOLDERS

        As of July 18, 2001, the Company had approximately 1,560 holders of record of its Common Stock. This number does not include those beneficial owners whose securities are held in street name. The total number of record and beneficial stockholders is estimated to be more than 3,500.

DIVIDENDS

        The Company has never paid a cash dividend on its Common Stock and has no present intention to declare or pay cash dividends on the Common Stock in the foreseeable future. The Company intends to retain any earnings that it may realize in the future to finance its operations. Future dividends, if any, will depend on earnings, financing requirements and other factors, and the payment of cash dividends, if any, will be at the sole discretion of the Board of Directors.

                             EXECUTIVE COMPENSATION.

        The following table sets forth the compensation paid by the Company since January 1, 1998 through December 31, 2000, for the Chief Executive Officer of the Company and each other executive officer of the Company who was paid more than $100,000 during the year ended December 31, 2000 (the "Named Executive Officers"):

                           Summary Compensation Table

   Name and Position                Year          Salary            Bonus
---------------------------         ----         --------         --------
Paul J. Marangos
Chief Executive Officer (1)         2000         $ 40,000         $ 25,000

Edmond F. Buccellato                2000         $ 72,500         $      0
Chief Executive Officer (2)         1999         $ 75,000         $      0
                                    1998         $ 50,000         $      0

Simon Skurkovich                    2000         $ 30,000         $      0
Chairman of the Board (3)           1999         $100,000         $      0
                                    1998         $100,000         $      0

(1) Dr. Marangos joined the Company in August 2000 at an annual salary of $120,000. In addition, he was paid a signing bonus of $25,000. In April, 2001, Dr. Marangos resigned as an officer and employee of the Company.

(2) Mr. Buccellato was the Chief Executive Officer of the Company prior to the hiring of Dr. Marangos. Since April, 2001, Mr. Buccellato has served as President and Chief Executive Officer of the Company.

(3) Dr. Skurkovich was the Chairman of the Board prior to the hiring of Dr. Marangos.

        For the year ending December 31, 2001, the annual salary of Dr. Simon Skurkovich and Edmond Buccellato is $80,000 and $120,000, respectively, prorated for any shorter employment period.

        There are no retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors. The Company has previously granted non-qualified stock options and warrants for the benefit of officers and directors, and in December 2000, the Board of Directors of the Company approved the 2000 Omnibus Equity Incentive Plan (the "OEI Plan") and reserved 4,000,000 shares of Common Stock to be issued thereunder, subject to annual increases equal to the lesser of 2.5% of outstanding shares or 250,000 shares. No shares have been issued under the OEI Plan to date.

OPTION/SAR GRANTS

        None of the named executive officers received any grants of stock options, whether or not in tandem with stock appreciation rights ("SARs"), or freestanding SARs during the fiscal year ending December 31, 2000 in their capacity as officers. During that period though, Dr. Marangos received a 5-year warrant exercisable into 100,000 shares of Common Stock at $0.25 per share for Board service.

        None of the Named Executive Officers exercised any options or SARs during the year. Set forth below are the December 31, 2000 fiscal year end Option/SAR values:


                                                                             Value of unexercised
                                                                                 in-the-money
                                                                                options/SARs at
                              Number of unexercised                                FY-end ($)
                             options/SARs at FY-end          Exercise Price       exercisable/
      Name                (#) exercisable/unexercisable        Per Share        unexercisable(1)
-----------------          ----------------------------      --------------  -------------------
Edmond Buccellato
                                     50,000/0                 $      0.20           $1,500/$0
                                     50,000/0                 $      0.10           $6,500/$0
                                    105,453/0                 $      0.10          $13,708.89

Simon Skurkovich
                                    300,000/0                 $      0.10          $39,000/$0
                                    623,000/0                 $      0.10             $80,990

(1) The dollar amounts calculated in this table use the closing bid on the Common Stock of the Company on the last trading day in December 2000, which was $0.23 per share.

LONG-TERM INCENTIVE PLAN AWARDS

THE STOCK BONUS PLAN

        The Board of Directors of the Company adopted the Stock Bonus Plan in January 2000 as an incentive for performance by eligible employees (the "Plan"). The Plan's purpose is to keep personnel of experience and ability in the employ of the Company and to compensate them for their contributions to the growth of the Company, thereby inducing them to continue to make such contributions in the future.

        During the fiscal year ended December 31, 2000, as previously disclosed in the Company's Form 10-KSB for the fiscal year ended December 31, 1999, the following directors were awarded 8.0 million shares of the Company's Common Stock under the Plan at a price of $0.05 per share:

Individual                            Number of Bonus Shares

Edmond F. Buccellato                  1,500,000

Lawrence Loomis                       1,000,000

Boris Skurkovich, M.D.                1,500,000

Simon Skurkovich, M.D.                4,000,000(1)

----------
(1) Dr. Skurkovich subsequently gifted all of these shares to various individuals, including 1,935,000 to Boris Skurkovich and 1,735,000 to Leonard Millstein and three members of Mr. Millstein's family.

        Such stock bonuses were issued at the weighted average price at which the Company has been selling shares of Common Stock to third parties during the six months immediately preceding the issuance of the bonus shares, or $0.05 per share.

        Each recipient of such bonus shares was issued a promissory note in favor of the Company, except for Dr. Simon Skurkovich, whose $200,000 purchase obligation was set off against an obligation of the Company to him for accrued but unpaid salary. The promissory notes of Messrs. Buccellato and Loomis and Dr. Boris Skurkovich mature on December 31, 2002, and bear interest at 6.5% per annum.

THE OEI PLAN

        The Board of Directors of the Company adopted the OEI Plan in December 2000. The purpose of the OEI Plan is to promote the long-term success of the Company and the creation of stockholder value by (a) encouraging employees, outside directors and consultants to focus on critical long-term objectives, (b) encouraging the attraction and retention of employees, outside directors and consultants with exceptional qualifications and (c) linking employees, outside directors and consultants directly to stockholder interests through increased stock ownership. The OEI Plan seeks to achieve this purpose by providing for awards in the form of restricted shares, stock units, incentive and nonstatutory stock options and stock appreciation rights. The OEI Plan will be administered by the Board of Directors unless and until the Board delegates administration to a committee.

        The Board reserved 4,000,000 shares of Common Stock to be issued under the OEI Plan, subject to annual increases equal to the lesser of 2.5% of outstanding shares or 250,000 shares. No shares have been issued under the OEI Plan to date.

COMPENSATION OF DIRECTORS

        Directors did not receive any cash compensation for serving as members of the Board of Directors for the year ending December 31, 2000, but in January, 2000 several Board members received stock grants under the Plan as described above under "Stock Bonus Plan" and Board members are eligible for awards under the OEI Plan. In addition, during the fiscal year ended December 31, 2000, each of Dr. Marangos and Messrs. Cappello and Bendheim received grants of warrants exercisable into 100,000 shares of Common Stock at $0.25 per share for their Board service. During the current fiscal year, Thomas J. Pernice received a grant of warrants exercisable into 100,000 shares of Common Stock at $0.25 per share for Board service. There are no other contractual arrangements for compensation with any member of the Board of Directors.

                                  LEGAL MATTERS

        The validity of the shares of Common Stock offered hereby have been passed upon for us by Rutter, Hobbs & Davidoff Incorporated, 1900 Avenue of the Stars, Suite 2700, Los Angeles, California 90067-4301.

                                     EXPERTS

        Our financial statements for the quarter ended June 30, 2001, have been reviewed, and our financial statements for the fiscal years ended December 31, 2000 and December 31, 1999, have been audited, by Williams & Webster, P.S., independent auditors, to the extent and for the period set forth in their reports, which include an explanatory paragraph regarding our ability to continue as a going concern and are included in this prospectus and the related registration statement, in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the information requirements of the Securities Exchange Act of 1934, which means we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Copies of the registration statement and any other materials that we file with the SEC and may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains a Website that contains all information filed electronically by us, including reports, proxy and information statements. The address of the SEC's Website is http://www.sec.gov.

        We have filed a registration statement on Form SB-2/A under the Securities Act, of which this Prospectus forms a part, to register with the SEC the Shares of Common Stock being offered by this Prospectus. As allowed by SEC rules, this Prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. You may read and copy any document we file at the prescribed rates from the public reference of securities maintained by the SEC as described above.

                            ADVANCED BIOTHERAPY, INC.
                  (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                              FINANCIAL STATEMENTS













                              WILLIAMS & WEBSTER PS
                          CERTIFIED PUBLIC ACCOUNTANTS
                        BANK OF AMERICA FINANCIAL CENTER
                           W 601 RIVERSIDE, SUITE 1940
                                SPOKANE, WA 99201
                                 (509) 838-5111

                            ADVANCED BIOTHERAPY, INC.
                  (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)




                                    CONTENTS


Accountant's Review Report                                            F-1

Financial Statements:

        Balance Sheets                                                F-2

        Statements of Operations                                      F-3

        Statement of Stockholders' Equity (Deficit)                   F-4

        Statements of Cash Flows                                      F-5

Notes to Financial Statements                                         F-6

The Board of Directors
Advanced Biotherapy, Inc.
Woodland Hills, CA


                           ACCOUNTANT'S REVIEW REPORT


We have reviewed the accompanying balance sheet of Advanced Biotherapy, Inc., formerly Advanced Biotherapy Concepts, Inc. (a development stage company) as of June 30, 2001, and the related statements of operations, stockholders' equity (deficit), and cash flows for the six months ended June 30, 2001 and for the period from December 2, 1985 (inception) to June 30, 2001. All information included in these financial statements is the representation of the management of Advanced Biotherapy, Inc.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

The financial statements for the years ended December 31, 2000 and 1999 were audited by us and we expressed an unqualified opinion on them in our report dated March 6, 2001. We have not performed any auditing procedures since that date.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has generated little revenue in the past years, and has suffered recurring losses from operations resulting in an accumulated deficit of $4,587,157 at June 30, 2001. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this issue are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
August 22, 2001

                            ADVANCED BIOTHERAPY, INC.
                  (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                 BALANCE SHEETS


                                     ASSETS

                                                                          June 30,        December 31,      December 31,
                                                                           2001              2000              1999
                                                                        -----------       -----------       -----------
                                                                        (Unaudited)
CURRENT ASSETS
    Cash                                                                $    53,928       $   758,267       $    34,958
    Deposits and prepaid expenses                                            26,477            32,692                 -
                                                                        -----------       -----------       -----------
        Total Current Assets                                                 80,405           790,959            34,958
                                                                        -----------       -----------       -----------

PROPERTY AND EQUIPMENT, net of accumulated depreciation                       6,238            10,287                 -
                                                                        -----------       -----------       -----------

OTHER ASSETS
   Notes receivable - related party                                         246,619           246,619                 -
   Interest receivable                                                       29,105            15,548                 -
   Investments                                                              250,432                 -                 -
   Deferred loan origination fees, net of accumulated amortization           88,647           102,503                 -
   Patents and patents pending, net of accumulated amortization             227,411           173,509           113,319
                                                                        -----------       -----------       -----------
        Total Other Assets                                                  842,214           538,179           113,319
                                                                        -----------       -----------       -----------

TOTAL ASSETS                                                            $   928,857       $ 1,339,425       $   148,277
                                                                        ===========       ===========       ===========


              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
    Accounts payable                                                    $    85,261       $    46,609       $    93,934
    Loan payable to related party                                                 -                 -           257,076
                                                                        -----------       -----------       -----------
        Total Current Liabilities                                            85,261            46,609           351,010
                                                                        -----------       -----------       -----------

LONG-TERM DEBT
    Convertible notes payable                                             1,637,431         1,560,169                 -
    Notes payable to related parties                                        127,631           127,631           213,381
                                                                        -----------       -----------       -----------
        Total Long-Term Debt                                              1,765,062         1,687,800           213,381
                                                                        -----------       -----------       -----------

        Total Liabilities                                                 1,850,323         1,734,409           564,391
                                                                        -----------       -----------       -----------

COMMITMENTS AND CONTINGENCIES                                                     -                 -                 -
                                                                        -----------       -----------       -----------

STOCKHOLDERS' EQUITY (DEFICIT)
   Preferred stock, par value $0.001 per share; 20,000,000
      shares authorized; no shares issued and outstanding                         -                 -                 -
   Common stock, par value $0.001 per share; 100,000,000 shares authorized; 39,848,265; 39,848,265 and 30,198,265 shares
      issued and outstanding, respectively                                   39,848            39,848            30,198
   Additional paid-in capital                                             3,238,640         3,233,890         2,770,305
   Subscriptions receivable                                                       -                 -           (32,500)
   Stock options and warrants                                               387,203           379,403           210,738
   Deficit accumulated during development stage                          (4,587,157)       (4,048,125)       (3,394,855)
                                                                        -----------       -----------       -----------
        Total Stockholders' Equity (Deficit)                               (921,466)         (394,984)         (416,114)
                                                                        -----------       -----------       -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                    $   928,857       $ 1,339,425       $   148,277
                                                                        ===========       ===========       ===========

                           ADVANCED BIOTHERAPY, INC.
                 (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF OPERATIONS


                                                                                                           From Inception
                                                    Six Months         Year Ended         Year Ended     (December 2, 1985)
                                                       Ended          December 31,       December 31,         Through
                                                   June 30, 2001          2000               1999          June 30, 2001
                                                   -------------      ------------       ------------    ------------------
                                                    (Unaudited)                                            (Unaudited)
REVENUES                                           $         --       $         --       $         --       $     89,947
                                                   ------------       ------------       ------------       ------------

OPERATING EXPENSES
      Research and development                           66,408             39,579            156,280          2,211,033
      Promotional fees                                      625              7,558                 --              8,183
      Professional fees                                 179,380            430,608             35,308          1,731,739
      Depreciation and amortization                      23,579             24,222              9,134            455,583
      Salaries and benefits                              84,185            174,613            120,000          1,010,299
      Insurance                                          23,959             10,898                 --             34,857
      Shareholder relations and transfer fees            10,421             19,613              7,600            158,180
      Rent                                               27,979             11,100              1,800            150,133
      Travel and entertainment                           22,998             60,816                544             84,358
      Telephone and communications                       10,852             12,238              2,378             25,468
      Office                                             12,291             27,222                690             40,203
      General and administrative                         14,032              8,617                544            582,030
                                                   ------------       ------------       ------------       ------------
          Total Operating Expenses                      476,709            827,084            334,278          6,492,066
                                                   ------------       ------------       ------------       ------------

Loss From Operations                                   (476,709)          (827,084)          (334,278)        (6,402,119)

Other income (expense)
      Miscellaneous income                                   --                 --             22,000             22,000
      Interest income                                    21,013             29,995                259             52,104
      Internal gain on sale of securities                    --            157,520                 --            157,520
      Accounts payable forgiveness                           --             45,396                 --             45,396
      Loss on disposal of office equipment               (2,224)                --                 --             (2,224)
      Interest expense                                  (81,112)           (59,097)           (26,298)          (507,271)
                                                   ------------       ------------       ------------       ------------
          Total Other Income (Expense)                  (62,323)           173,814             (4,039)          (232,475)
                                                   ------------       ------------       ------------       ------------

Loss Before Extraordinary Item                         (539,032)          (653,270)          (338,317)        (6,634,594)

Extraordinary item, forgiveness of debt                      --                 --          1,482,209          2,047,437
                                                   ------------       ------------       ------------       ------------

NET INCOME (LOSS)                                  $   (539,032)      $   (653,270)      $  1,143,892       $ (4,587,157)
                                                   ============       ============       ============       ============

BASIC NET INCOME (LOSS)
  PER COMMON SHARE                                 $      (0.01)      $      (0.02)      $       0.04       $      (0.20)
                                                   ============       ============       ============       ============

DILUTED NET INCOME (LOSS)
  PER COMMON SHARE                                 $      (0.01)      $      (0.02)      $       0.04       $      (0.20)
                                                   ============       ============       ============       ============

WEIGHTED AVERAGE NUMBER OF
BASIC COMMON STOCK
SHARES OUTSTANDING                                   39,848,265         39,278,866         28,946,467         22,735,731
                                                   ============       ============       ============       ============

WEIGHTED AVERAGE NUMBER OF
DILUTED COMMON STOCK
SHARES OUTSTANDING                                   39,848,265         39,278,866         30,981,467         22,735,731
                                                   ============       ============       ============       ============


             See accompanying notes and accountant's review report.

                           ADVANCED BIOTHERAPY, INC.
                 (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                                                        DEFICIT
                                                                                                                      ACCUMULATED
                                              COMMON STOCK              ADDITIONAL                        STOCK          DURING
                                       ---------------------------       PAID-IN          STOCK        OPTIONS AND    DEVELOPMENT
                                         SHARES          AMOUNT          CAPITAL      SUBSCRIPTIONS      WARRANTS        STAGE
                                       -----------     -----------     -----------    -------------    -----------    -----------
Balance, December 31, 1998              27,141,075     $    27,141     $ 2,552,654     $        --     $        --    $(4,538,747)

Common stock issued at
  approximately $0.05 per share          3,158,000           3,158         151,993              --              --             --

Cancellation of escrowed shares           (850,000)           (850)            850              --              --             --

Common stock issued for services
  at approximately $0.05 per share          99,190              99           4,860              --              --             --

Contribution of capital by
  shareholders in form of
  foregone interest and rent                    --              --          28,098              --              --             --

Stock subscriptions issued                 650,000             650          31,850         (32,500)             --             --

Stock options issued in exchange
  for forgiveness of accrued wages              --              --              --              --         210,738             --

Net income for the year ended
  December 31, 1999                             --              --              --              --              --      1,143,892
                                       -----------     -----------     -----------     -----------     -----------    -----------

Balance, December 31, 1999              30,198,265          30,198       2,770,305         (32,500)        210,738     (3,394,855)

Contribution of capital by
  shareholders in form of
  foregone interest and rent                    --              --           9,735              --              --             --

Stock subscriptions paid                        --              --              --          32,500              --             --

Stock issued as part of stock
  bonus plan in exchange for loan
  payable and notes receivable
  at $0.05 per share                     9,200,000           9,200         450,800              --              --             --

Stock warrants issued in exchange
  for services                                  --              --              --              --         168,665             --

Stock issued for cash at $0.01 from
  the exercise of options                  350,000             350           3,150              --              --             --

Stock adjustment                           100,000             100            (100)             --              --             --

Net loss for the year ended
  December 31, 2000                             --              --              --              --              --       (653,270)
                                       -----------     -----------     -----------     -----------     -----------    -----------

Balance, December 31, 2000              39,848,265          39,848       3,233,890              --         379,403     (4,048,125)

Contribution of capital by
  shareholders in form of
  foregone interest and rent                    --              --           4,750              --              --             --

Stock warrants issued in exchange
  for services                                  --              --              --              --           7,800             --

Net loss for the six months ended
  June 30, 2001                                 --              --              --              --              --       (539,032)
                                       -----------     -----------     -----------     -----------     -----------    -----------

Balance, June 30, 2001 (Unaudited)      39,848,265     $    39,848     $ 3,238,640     $        --     $   387,203    $(4,587,157)
                                       ===========     ===========     ===========     ===========     ===========    ===========


Summary of required information regarding stock issuances can be found in Note
9.


             See accompanying notes and accountant's review report.

                           ADVANCED BIOTHERAPY, INC.
                 (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF CASH FLOWS

                                                                                                                From Inception
                                                          Six Months        Year Ended         Year Ended     (December 2, 1985)
                                                            Ended          December 31,       December 31,         through
                                                        June 30, 2001          2000               1999          June 30, 2001
                                                        -------------      ------------       ------------    ------------------
                                                         (Unaudited)                                             (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                       $   (539,032)      $   (653,270)      $  1,143,892       $ (4,587,157)
     Extraordinary gain                                           --                 --         (1,482,209)        (1,684,068)
Adjustments to reconcile net loss to cash
  used in operating activities:
     Depreciation and amortization                            23,579             24,222              9,134            455,583
     Loss on disposal of equipment                             2,224                 --                 --              2,224
     Investment income                                            --           (157,520)                --           (157,520)
     Expenses paid through issuance
       of common stock                                            --                 --              4,959            231,340
     Expenses paid through issuance
       of common stock warrants                                7,800            168,665                 --            176,465
     Interest expense accrued to convertible debt             77,262             49,669                 --            126,931
     Expenses paid through contribution
       of additional paid-in capital                           4,750              9,735             28,098             42,583
     Organization costs                                           --                 --                 --             (9,220)
     Decrease (increase) in:
       Deposits and prepaid expenses                           6,215            (32,692)                --            (26,477)
       Interest receivable                                   (13,556)           (15,548)                --            (29,104)
       Deferred loan origination cost                             --           (113,288)                --           (113,288)
     Increase (decrease) in:
       Accounts payable                                       38,652            (47,325)            39,052             85,261
       Accounts and notes payable, related parties                --           (129,445)                --            127,631
       Payroll and payroll taxes payable                          --                 --            181,624          1,682,984
       Accrued interest                                           --                 --                 --              9,962
                                                        ------------       ------------       ------------       ------------
Net cash used in operating activities                       (392,106)          (896,797)           (75,450)        (3,665,870)

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of fixed assets                                     --            (11,030)                --            (48,003)
     Internal gain on sale of securities                          --            157,520                 --            157,520
     Purchase of investments                                (250,432)                --                 --           (250,432)
     Acquisition of patents                                  (61,801)           (72,884)           (45,925)          (312,922)
                                                        ------------       ------------       ------------       ------------
Net cash provided (used) by investing activities            (312,233)            73,606            (45,925)          (453,837)

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from issuance of common stock                       --             36,000            155,151          2,449,754
     Proceeds from convertible note                               --          1,510,500                 --          1,510,500
     Proceeds from notes payable                                  --            100,000                 --            388,508
     Payments on notes payable                                    --           (100,000)                --           (175,127)
                                                        ------------       ------------       ------------       ------------
Net cash provided by financing activities                         --          1,546,500            155,151          4,173,635
                                                        ------------       ------------       ------------       ------------

Net increase (decrease) in cash                             (704,339)           723,309             33,776             53,928

Cash, beginning                                              758,267             34,958              1,182                 --
                                                        ------------       ------------       ------------       ------------

Cash, ending                                            $     53,928       $    758,267       $     34,958       $     53,928
                                                        ============       ============       ============       ============

SUPPLEMENTAL CASH FLOW DISCLOSURES:
     Interest expense paid                              $         --       $        984       $         --       $    339,927
                                                        ============       ============       ============       ============
     Income taxes paid                                  $         --       $         --       $         --       $         --
                                                        ============       ============       ============       ============

NON-CASH FINANCING AND INVESTING ACTIVITIES:

     Common stock issued in exchange for
       professional fees and expenses                   $         --       $         --       $      4,959       $    340,869
     Contributed expenses                               $      4,750       $      9,735       $     28,098       $     42,583
     Common stock issued for a loan payable             $         --       $    213,381       $         --       $    213,381
     Common stock issued for notes receivable           $         --       $    246,619       $         --       $    246,619
     Warrants issued for services                       $      7,800       $    168,665       $         --       $    176,465
     Accrued interest paid by convertible debt          $     77,262       $     49,669       $         --       $    126,931


             See accompanying notes and accountant's review report.

                            ADVANCED BIOTHERAPY, INC.
                  (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001


NOTE 1 -- ORGANIZATION AND DESCRIPTION OF BUSINESS

Advanced Biotherapy, Inc. (formerly Advanced Biotherapy Concepts, Inc.) was originally incorporated December 2, 1985 under the laws of the State of Nevada. The Company is involved in the research and development of the treatment of autoimmune diseases in humans, most notably, multiple sclerosis and rheumatoid arthritis. The Company conducts its research in Maryland. The Company's fiscal year-end is December 31. The Company is a development stage enterprise.

On July 14, 2000, the Company incorporated a wholly owned subsidiary, Advanced Biotherapy, Inc. in the state of Delaware. On September 1, 2000, the Company merged with its wholly owned subsidiary, effectively changing its name to Advanced Biotherapy, Inc. (hereinafter "the Company") and its domicile to Delaware.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Advanced Biotherapy, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a net loss of $539,032 for the six months ended June 30, 2001. At June 30, 2001, the Company has an accumulated deficit during the development stage of $4,587,157. The future of the Company is dependent upon future profitable operations from the commercial success of its medical research and development of products to combat diseases of the human immune system and products for treatment of viral and bacterial diseases of animals. Management has established plans designed to increase the capitalization of the Company and is actively seeking additional capital that will provide funds needed to fund the research and development and therefore the internal growth of the Company in order to fully implement its business plans. For the twelve-month period subsequent to June 30, 2001, the Company anticipates that its minimum cash requirements to continue as a going concern will be less than $800,000. The anticipated source of funds may be the issuance for cash of additional debt and/or equity instruments. See Note 13. In addition, management is actively seeking a collaborative relationship with either a pharmaceutical or biotechnology company. If successful, cash requirements may be met through royalty or licensing fees. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

                            ADVANCED BIOTHERAPY, INC.
                  (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Development Stage Activities
The Company has been in the development stage since its formation in 1985 and has not realized any significant revenues from its planned operations. It is primarily engaged in the research and development of the treatment of autoimmune diseases in humans, most notably, multiple sclerosis and rheumatoid arthritis.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company considers all bank accounts, certificates of deposit, money market accounts and short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Provision for Taxes
Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109 "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

At June 30, 2001, the Company had net deferred tax assets of approximately $1,313,500, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at June 30, 2001.

At June 30, 2001, the Company has net operating loss carryforwards of approximately $3,714,500, which expire in the years 2001 through 2020.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Reclassifications
Certain amounts from prior periods have been reclassified to conform with the current period presentation. This reclassification has resulted in no changes to the Company's accumulated deficit or net losses presented.

                            ADVANCED BIOTHERAPY, INC.
                  (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impaired Asset Policy
In March 1995, the Financial Accounting Standards Board issued a statement titled "Accounting for Impairment of Long-lived Assets." In complying with this standard, the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. The Company does not believe any adjustments are needed to the carrying value of its assets at June 30, 2001.

Promotional Fees
Promotional fees are charged to operations in the year incurred. Promotional fees amounted to $625 for the six months ended June 30, 2001, $7,558 for the year ended December 31, 2000, and $0 for the year ended December 31, 1999.

Interim Financial Statements
The interim financial statements as of and for the six months ended June 30, 2001, included herein, have been prepared for the Company without audit. These statements reflect all adjustments, which are, in the opinion of management, necessary to present fairly the results of operations for these periods. All such adjustments are normal recurring adjustments. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year.

Research and Development Costs
Costs of research and development are expensed as incurred.

Compensated Absences
Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Revenue Recognition
Upon entering into license agreements with other companies, revenue will be recognized when fees are received. Prior to 1994, revenues were recognized when fees for services related to research activities were received.

Deferred Loan Origination Fees
During the year ended December 31, 2000, the Company entered into convertible subordinated debt, which required the payment of loan origination fees. See Note
14. These loan origination fees, which totaled $88,647, net of accumulated amortization at June 30, 2001, are amortized over the life of the related debt. The Company recorded amortization expense related to these fees of $13,856 for the six months ended June 30, 2001, and $10,785 for the year ended December 31, 2000.

                            ADVANCED BIOTHERAPY, INC.
                  (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001



NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivative Instruments
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which is effective for the Company as of January 1, 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2001, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Fair Value of Financial Instruments
The carrying amounts for cash, deposits, prepaid expenses, receivables, investments, accounts payable, loans and notes payable, accrued liabilities, and convertible debt approximate their fair value.

NOTE 3 -- PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The following is a summary of property, equipment and accumulated depreciation at June 30, 2001:

                                                       Accumulated
                                        Cost          Depreciation
                                    ------------      ------------
        Lab equipment               $     27,582      $     27,582
        Office equipment                  12,874             6,636
        Furniture and fixtures             1,302             1,302
                                    ------------      ------------
                                    $     41,758      $     35,520
                                    ============      ============

                            ADVANCED BIOTHERAPY, INC.
                  (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001


NOTE 3 -- PROPERTY AND EQUIPMENT (CONTINUED)

Depreciation expense for the six months ended June 30, 2001 was $1,824, $743 for the year ended December 31, 2000, and $0 for the year ended December 31, 1999.

NOTE 4 -- INVESTMENTS

The Company's investments in debt securities that are intended to be held for an indefinite period, yet not to maturity, are classified as available-for-sale. Available-for-sale securities are recorded at fair value under investments in other assets on the balance sheet with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. At June 30, 2001 the Company's investment included a single corporate bond. There had not been a material change in the fair value of the bond at June 30, 2001.

NOTE 5 -- INTANGIBLE ASSETS

Patents and Patents Pending
Costs relating to the development and approval of patents, other than research and development costs which are expensed, are capitalized and amortized using the straight-line method over seventeen years. The Company's patents relate to the treatment of autoimmune diseases.

The following is a summary of the costs of patents and patents pending at June 30, 2001:

                                                             Accumulated
                                              Cost           Amortization        Net Amount
                                           ------------      ------------       ------------
        Balance, at December 31, 1998      $    132,311      $    (55,784)      $     76,527
        1999 Activity                            45,925            (9,133)            36,792
                                           ------------      ------------       ------------
        Balance, December 31, 1999              178,236           (64,917)           113,319
        2000 Activity                            72,884           (12,694)            60,190
                                           ------------      ------------       ------------
        Balance, December 31, 2000              251,120           (77,611)           173,509
        2001 Activity                            61,802            (7,900)            53,902
                                           ------------      ------------       ------------
        Balance, June 30, 2001             $    312,922      $    (85,511)      $    227,411
                                           ============      ============       ============

NOTE 6 -- RELATED PARTY TRANSACTIONS

Transactions in 2000
The Company has notes receivable in the amount of $246,619 from shareholders of the Company in connection with a payment plan for the purchase of Company stock. The notes accrue interest at a rate of 6.5% per annum and are payable on December 31, 2002.

                            ADVANCED BIOTHERAPY, INC.
                  (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001



NOTE 6 -- RELATED PARTY TRANSACTIONS (CONTINUED)

Transactions in 2000 (Continued)
Notes payable to related parties consist of notes payable to the former chairman and principal shareholder. During 2000, $85,750 of the notes was used to offset a bonus stock sale. The note has no specific due date, is currently uncollateralized, and is non-interest bearing, however, interest is calculated at the applicable federal rate each quarter. This interest was recorded as interest expense and contributed capital in the accompanying financial statements.

Transactions in 1999
The Company's former chairman and principal shareholder has advanced funds to pay a significant portion of the Company's expenses since 1989. At December 31, 1999, the cumulative amounts owed to him for expenses amount to $257,076. Even though he was not charging interest to the Company, interest was calculated at the applicable federal rate of 5.59% at December 31, 1999. This interest was recorded as interest expense and contributed capital in the accompanying financial statements. During 2000, the Company paid part of this note and the balance was used to offset a bonus stock sale to the chairman. At December 31, 1998, the amounts owing for accrued salary was $1,146,000. During 1999, additional salary was accrued in the amount of $100,000. At December 31, 1999, in accordance with an agreement with other employee/shareholders of the Company, he received options to purchase 623,000 shares of common stock at $0.10 per share. The value of these options, in the amount of $155,750, was used to reduce his accrued salary. See Note 11. In 1999, he forgave the balance of accrued salary of $1,090,250 along with accrued interest of $9,962. This is recorded in the financial statements as a component of extraordinary income in 1999.

At December 31, 1999, the Company owed its then secretary/treasurer $13,381 for expenses paid in previous years and recorded in notes payable. During 2000, this note was used as partial payment for a bonus stock purchase by the secretary/treasurer. At December 31, 1998, the Company also owed this employee $184,000 in unpaid salary recorded as salary payable. During 1999, additional salary in the amount of $45,000 was accrued for this employee. At December 31, 1999, in accordance with an agreement with other employee/shareholders of the Company, she received options to purchase 114,500 shares of common stock at $0.10 per share. The value of these options, in the amount of $28,625, was used to reduce the accrued salary of this employee/shareholder. See Note 11. In 1999, she forgave the balance of accrued salary in the amount of $200,375. This is recorded in the financial statements as a component of extraordinary income in 1999.

At December 31, 1998, the then president of the Company was owed $171,360 in accrued salary. During 1999, a portion of this liability was paid. Also during 1999, additional salary in the amount of $75,000 was accrued. At December 31, 1999, in accordance with an agreement with other employee/shareholders of the Company, he received options to purchase 105,453 shares of common stock at $0.10 per share. The value of these options in the amount of $26,363 was used to reduce the accrued salary of the president. See Note 11. In 1999, he forgave the balance of accrued salary in the amount of $181,622. This is recorded in the financial statements as a component of extraordinary income in 1999.

                            ADVANCED BIOTHERAPY, INC.
                  (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001


NOTE 6 -- RELATED PARTY TRANSACTIONS (CONTINUED)

Transactions Involving Leased Space
During 2000 and 1999, the Company received the use of approximately 3,500 square feet of commercial building space on a rent-free basis from a firm owned by one of the Company's directors. The utilization of the facility in this manner was mutually beneficial to the Company and the owner of this otherwise empty facility. No formal agreement memorialized this month-to-month arrangement. The value of the use of the facility was approximately $150 per month, and was recorded in the financial statements as rent expense and contributed capital.

During 2000, the Company leased office space from a company owned in part by a shareholder. The minimum base lease payment was $4,800 annually. This lease was terminated effective December 31, 2000. See Note 15.

NOTE 7 -- INTERNAL GAIN ON SALE OF SECURITIES

During the year ending December 31, 2000, officers of the Company sold stock at a gain shortly after purchasing stock through a stock bonus plan. In compliance with the Securities and Exchange Rule 16b, the stockholders remitted the gain to the Company. The gain amounted to $157,520 and is reflected in the income statement as internal gain on sale of securities.

NOTE 8 -- CONCENTRATIONS

As of June 30, 2001, the Company maintains cash in a money market account at a bank in California. The funds on deposit are not insured by the FDIC, and therefore, a total of $53,928 is at risk.

NOTE 9 -- COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

Effective with the merger of Advanced Biotherapy Concepts, Inc. into its wholly owned subsidiary, each issued and outstanding share of Advanced Biotherapy Concepts, Inc. common stock has been converted automatically into one share of $0.001 par value common stock of Advanced Biotherapy, Inc.

                            ADVANCED BIOTHERAPY, INC.
                  (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001



NOTE 9 -- COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL (CONTINUED)

Information regarding the number of shares issued and consideration received is as follows:

                                                          Common Stock
                                             ---------------------------------------
                                             Average                                    Additional
                                             price per                                    Paid-in
                                               share         Shares        Amount         Capital
                                             ---------    ------------    ----------    ------------
Common stock issued for cash:
1985                                            $.50          100,000      $    100       $  49,900
1986                                            1.00          639,500           640         678,861
1987                                            1.00          850,500           850         759,650
1988                                            1.00           25,000            25          24,975
1993                                             .25        2,402,000         2,402         475,900
1995                                             .05        1,000,000         1,000          49,000
1996                                             .05          520,000           520          25,480
1997                                             .09        1,800,500         1,801         153,749
1998                                             .10          305,000           305          30,195
1999                                             .05        3,158,000         3,158         151,993
                                                          ------------    ----------    ------------
                                                           10,800,500        10,801       2,399,703
                                                          ------------    ----------    ------------

Common stock issued for patents assigned:
1984                                             .01          550,000         5,500               -
1985, adjustment to reflect change in
number and par value of shares outstanding         -        2,750,000        (2,200)          2,200
                                                          ------------    ----------    ------------
                                                            3,300,000         3,300           2,200
                                                          ------------    ----------    ------------

Common stock issued for acquisitions:
1985                                             .01       13,333,500        13,334         (41,112)
                                                          ------------    ----------    ------------

Common stock issued for note receivable:
1986                                            1.00           10,000            10           9,990
2000                                             .05        4,932,380         4,932         241,687
                                                          ------------    ----------    ------------
                                                            4,942,380         4,942         251,677
                                                          ------------    ----------    ------------

Contribution of additional paid-in capital:
1991                                               -                -             -          35,825
1999                                               -                -             -          28,098
2000                                               -                -             -           9,735
2001                                               -                -             -           4,750
                                                          ------------    ----------    ------------
                                                                    -             -          78,408
                                                          ------------    ----------    ------------

                            ADVANCED BIOTHERAPY, INC.
                  (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001


NOTE 9 -- COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL (CONTINUED)

                                                          Common Stock
                                             ---------------------------------------
                                             Average                                    Additional
                                             price per                                    Paid-in
                                               share         Shares        Amount         Capital
                                             ---------    ------------    ----------    ------------
Stock subscriptions:
1999                                            $.05          650,000     $     650     $    31,850
                                                          ------------    ----------    ------------

Cancellation of escrowed shares:
1999                                            .001         (850,000)         (850)            850
                                                          ------------    ----------    ------------

Common stock issued for services (1):
1988                                             .50           25,000            25          12,475
1989                                             .38           25,000            25           9,475
1990                                             .66           37,375            37          24,635
1991                                             .51          159,500           160          81,010
1992                                             .75           62,500            62          46,563
1993                                             .25          120,000           120          29,880
1996                                             .05          308,500           308          13,832
1997                                             .05          155,500           155           7,619
1999                                             .05           99,190            99           4,860
                                                          ------------    ----------    ------------
                                                              992,565           991         230,349
                                                          ------------    ----------    ------------

Common stock issued to replace
unrecorded certificates:
1988                                            .001            1,200             1              (1)
1992                                            .001              500             1              (1)
2000                                            .001          100,000           100            (100)
                                                          ------------    ----------    ------------
                                                              101,700           102            (102)
                                                          ------------    ----------    ------------

Common stock issued for forgiveness of
accounts payable (1):
1990                                             .50           25,000            25          12,475
1996                                             .05          150,000           150           7,350
                                                          ------------    ----------    ------------
                                                              175,000           175          19,825
                                                          ------------    ----------    ------------

Common stock issued in payment of notes
payable (1):
1993                                             .25          200,000           200          49,800
2000                                             .05        1,714,995         1,715          84,035
                                                          ------------    ----------    ------------
                                                            1,914,995         1,915         133,835
                                                          ------------    ----------    ------------

                            ADVANCED BIOTHERAPY, INC.
                  (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001


NOTE 9 -- COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL (CONTINUED)


                                                          Common Stock
                                             ---------------------------------------
                                             Average                                    Additional
                                             price per                                    Paid-in
                                               share         Shares        Amount         Capital
                                             ---------    ------------    ----------    ------------
Common stock issued in payment of loans
payable (1):
2000                                            $.05        2,552,625     $   2,553     $   125,078
                                                          ------------    ----------    ------------

Common stock issued for commissions (1):
1993                                            .001        1,260,000         1,260               -
                                                          ------------    ----------    ------------

Stock options exercised:
1997                                             .01          325,000           325           2,929
2000                                             .01          350,000           350           3,150
                                                          ------------    ----------    ------------
                                                              675,000           675           6,079
                                                          ------------    ----------    ------------
Total                                                      39,848,265     $  39,848      $3,238,640
                                                          ============    ==========    ============

(1) Per share amounts determined by information deemed most reliable based on circumstances of each case: trading price at time of issuance or value of services received.

Stock Bonus Plan
On January 11, 2000, the Company issued 9,200,000 shares of common stock to certain key officers and directors under a stock bonus plan, subject to various restrictions. The plan's purpose is to keep personnel of experience and ability in the employ of the Company and to compensate them for their contributions to the growth of the Company, thereby inducing them to continue to make such contributions in the future. Such stock bonuses were issued at the weighted average price at which the Company had been selling shares of stock out of authorized but yet unissued common stock to third parties during the six months immediately preceding the issuance of the bonus shares, or $0.05.

Omnibus Equity Incentive Plan
During December 2000, the Board of Directors of the Company approved an Equity Incentive Plan. A maximum of 4,000,000 shares of common stock will be available for the incentive plan with annual increases equal to the lesser of 2.5% of outstanding shares or 250,000 shares.

NOTE 10 -- PREFERRED STOCK

With the merger into its Delaware subsidiary, the Company has authorized 20,000,000 shares of $0.001 par value preferred stock. As of June 30, 2001 and as of the date of these financial statements, the Company has not issued any of its preferred stock.

                            ADVANCED BIOTHERAPY, INC.
                  (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001


NOTE 11 -- STOCK OPTIONS AND ISSUANCE COMMITMENTS

On February 25, 1991, the Corporation granted non-statutory options to purchase stock to members of its board of directors, officers, and outside consultants. These remaining options offer a total of 860,000 shares at a price of $0.20 per share with an exercise period of February 25, 1991, to February 25, 2001. The expiration of these options has been extended to February 23, 2002. Additional options were issued effective February 1, 1993, for a total of 250,000 shares at a price of $0.01 per share, with an exercise period of February 1, 1993, to February 1, 2003. During 1995, options for 50,000 shares were granted at $0.20 per share, which expire in 2005. Also in 1995, options for 350,000 shares were granted at $0.01 per share expiring in 2005. During 1996, options for 525,000 shares were granted at $0.10 per share, which expire in 2006. The shares purchased will be restricted and, therefore, may not be transferred without registration under applicable federal and state securities laws.

Stock options granted to a director of the Company for 325,000 shares at a price of $0.01 were exercised in 1997. On December 31, 1999, three officers of the Company received 842,953 stock options in partial payment of accrued salaries in the amount of $210,738. In addition the same three officers forgave the balance of their accrued salaries and interest in the amount of $1,482,209. See Note 6. In accordance with Statement of Financial Accounting Standard No. 123, the fair value of the options was estimated using the Black-Scholes Option Price Calculation. The following assumptions were made to value the stock options: strike price at $0.10, risk free interest rate of 5%, expected life of 5 years, and expected volatility of 30% and no dividends are expected to be paid. At December 31, 1999, the Company recorded $210,738 ($0.25 per option) to reduce accrued wages for the value of these options based upon these Black-Scholes assumptions. These stock options are exercisable immediately, and expire on December 31, 2005. See Note 6. During the six months ended June 30, 2001, no options were exercised, 350,000 options were exercised at $0.01 per share for the year ended December 31, 2000, and no options were exercised for the year ended December 31, 1999.

Following is a summary of the status of the options during the six months ended June 30, 2001 and the years ended December 31, 2000 and 1999:

                                                          Weighted
                                        Number of          Average
                                         Shares         Exercise Price
                                      ------------      --------------
Outstanding at January 1, 1999           2,035,000       $        .12
Granted                                    842,953                .05
Exercised                                        -                  -
Forfeited                                        -                  -
                                      ------------       ------------
Outstanding at December 31, 1999         2,877,953                .10
Granted                                          -                  -
Exercised                                 (350,000)               .01
Forfeited                                        -                  -
                                      ------------       ------------
Outstanding at December 31, 2000         2,527,953                .11

                            ADVANCED BIOTHERAPY, INC.
                  (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001



NOTE 11 -- STOCK OPTIONS AND ISSUANCE COMMITMENTS (CONTINUED)

                                                             Weighted
                                           Number of          Average
                                            Shares         Exercise Price
                                          ------------     --------------
Balance Forward, December 31, 2000           2,527,953      $        .11
Granted                                              -                 -
Exercised                                            -                 -
Forfeited                                            -                 -
                                          ------------      ------------
Outstanding at June 30, 2001                 2,527,953               .11
                                          ============      ============
Options exercisable at June 30, 2001         2,527,953      $        .11
                                          ============      ============

During January 2001, the Company enacted an Equity Incentive Plan for the issuance of stock options to employees, outside directors and consultants.

NOTE 12 -- INCOME (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares outstanding during the period. The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Diluted earnings (loss) per share is computed by dividing the net income (loss) adjusted for interest expense on convertible debt by the weighted average number of basic shares outstanding increased by the number of shares that would be outstanding assuming conversion of the stock options, warrants, and convertible debt. Diluted net loss per share is the same as basic net loss per share at June 30, 2001 and December 31, 2000 as inclusion of the common stock equivalents would be antidilutive. Diluted net loss per share at December 31, 1999 is reflected in the accompanying financial statements.

Required earnings per share information related to extraordinary income is as follows:

                                                                                       From Inception
                                                                                     (December 2, 1985)
                                    June 30,        December 31,      December 31,         through
                                      2001             2000              1999           June 30, 2001
                                  ------------      ------------      ------------      ------------
Earnings per share
Extraordinary gains                       $  -               $ -      $       0.05      $       0.09
                                  ============      ============      ============      ============
Earnings per share--assuming
dilution
Extraordinary gains                       $  -               $ -      $       0.05      $       0.09
                                  ============      ============      ============      ============

                            ADVANCED BIOTHERAPY, INC.
                  (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001


NOTE 13 -- NON-CASH COMMITMENT AND WARRANTS

On May 25, 2001, the Company issued to a director of the Company warrants to purchase up to 100,000 shares of common stock with an exercise price of $0.25 per share. The warrants expire on May 8, 2005. During the period ended June 30, 2001, the Company recorded $7,800 as consulting fees for these warrants.

On January 19, 2000, the Company engaged an investment banking firm and, as partial compensation for its services, issued warrants to purchase up to 4,685,135 shares of the Company's common stock with an exercise price of $0.15 per share. The warrants are exercisable for ten years. In accordance with Statement of Financial Accounting Standards No. 123, the fair value of the warrants was estimated using the Black-Scholes Option Price Calculation. The following assumptions were made to value the warrants: strike price at $0.09, risk free interest rate of 6.2%, expected life of 10 years, and expected volatility of 30%. During the year ended December 31, 2000, the Company recorded $168,665 as consulting fees for the aforementioned investment banking firm services. A cash-less exercise may be used for all warrant transactions. No fees are payable to the investment advisor in connection with the exercise of the warrants, which contain full, unconditional piggy-back registration rights without any holdback obligations.

At June 30, 2001, the total of the Company's exercisable warrants is 4,785,135. The average exercise price of the warrants at June 30, 2001 is $0.15 per share.

Subsequently, on July 23, 2001, the Company issued warrants to purchase up to 300,000 shares of common stock to new directors of the Company. The warrants have an exercise price of $0.25 per share and expire on May 8, 2005.

NOTE 14 -- CONVERTIBLE DEBT

During the year ended December 31, 2000, the Company sold in a private placement to accredited investors $1,510,500 of convertible subordinated debt due and payable September 30, 2004. The debt bears interest at the rate of 10% per annum and is payable semi-annually in cash or additional convertible subordinated debt. The unpaid accrued interest at June 30, 2001 and December 31, 2000 of $77,262 and $49,669, respectively, was re-characterized as additional convertible debt. This debt is convertible into shares of Company common stock at a conversion price equal to $0.25 per share, subject to certain anti-dilution provisions. The Company offered the convertible subordinated debt pursuant to
Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D, promulgated under the Securities Act. In connection with the placement of the debt, the Company paid a loan origination fee of $113,288 to its financial advisor, in additional to the granting of an option to purchase an equivalent principal amount of convertible subordinated debt at the face amount thereof over a period of ten years. The aforementioned fee is currently included in other assets and is being amortized over the term of the debt. Amortization was $13,865 for the six months ended June 30, 2001, and $10,785 for the year ended December 31, 2000.

                            ADVANCED BIOTHERAPY, INC.
                  (FORMERLY ADVANCED BIOTHERAPY CONCEPTS, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2001


NOTE 15 -- COMMITMENTS AND CONTINGENCIES

Office Leases
The Company leased office space from a related party during 2000 at a minimum annual rate of $4,800. This lease was terminated effective December 31, 2000.

During January 2001, the Company signed an office lease agreement for three years beginning March 1, 2001. The lease calls for monthly rental payments of $3,600 plus its portion of operating expenses with an annual escalation clause of 4%. The lease required a $15,580 deposit. Effective June 28, 2001, the Company cancelled this lease. The cost of such cancellation included the payment of rent for the months of July and August 2001 in the amount of $7,200, and the payment of a broker's commission of approximately $6,700.

Consulting Contract
During July 2000, the Company signed a contract with a consultant to provide information on possible partnering companies to divest or license certain rights to its technologies or products. The contract calls for the payment of a $5,000 monthly retainer. This contract can be cancelled with a 60 day written notice. On January 24, 2001, the contract was modified to waive the termination notice. The contract was terminated effective February 1, 2001.

Financial Services Agreement
During January 2001, the Company signed a contract with a financial advisor to provide information on possible candidates for acquisition, merger or combination. The contract term is for two months and continues thereafter on a month-to-month basis. A monthly retainer of $3,000 is payable and is credited toward the fee if a successful candidate is found. The contract was terminated effective March 31, 2001.

NOTE 16 -- SUBSEQUENT EVENTS

On July 23, 2001, the Company issued warrants to purchase up to 300,000 shares of common stock to new directors of the Company. The warrants have an exercise price of $0.25 per share and expire on May 8, 2005.